
13001945

ANALYSTS INTERNATIONAL


SEC MAIL PROCESSING
RECEIVED
APR 16 2013
WASH, D.C.
SECTION

2013

Annual Meeting of Shareholders

Notice of Annual Meeting
and Proxy Statement
for 2013 Annual Meeting
and 2012 Annual Report

TABLE OF CONTENTS



Analysts International
CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 21, 2013

Notice is hereby given to the holders of the shares of Common Stock of Analysts International Corporation that the Annual Meeting of Shareholders of the Company will be held at the Marriott Minneapolis Northwest, Lake Huron Room, 7025 Northland Drive North, Brooklyn Park, Minnesota 55428, on Tuesday, May 21, 2013 at 9:00 a.m. Central Daylight Time, to consider and act upon the following matters:

1. To elect as directors the seven nominees named in the attached Proxy Statement for a one-year term;
2. To ratify and approve the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 28, 2013;
3. To hold a non-binding advisory vote on executive compensation (a "say-on-pay" vote);
4. To hold a non-binding advisory vote on the frequency of say-on-pay votes; and
5. To transact such other business as may properly come before the 2013 Annual Meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on April 1, 2013 will be entitled to vote at the Annual Meeting or any postponement or adjournments of the meeting.

You are cordially invited to attend the Annual Meeting. Even if you do not plan to attend the meeting, we urge you to sign, date and return the proxy card in the envelope provided, or vote your shares over the Internet or telephone by following the instructions on the enclosed proxy card. Your proxy is important to ensure a quorum at the meeting.

You may obtain assistance with directions to the Annual Meeting in order to vote in person by calling Jill Dose at 952-838-2960.

By Order of the Board of Directors

Robert E. Woods
Secretary

April 16, 2013 (approximate date of mailing)
Edina, Minnesota

IMPORTANT NOTICE REGARDING
INTERNET AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 21, 2013
THE PROXY STATEMENT, FORM OF PROXY,
NOTICE OF MEETING AND ANNUAL REPORT
TO THE SHAREHOLDERS ARE AVAILABLE FREE
OF CHARGE AT: *https://materials.proxyvote.com/032681*


aic
Analysts International
CORPORATION

Annual Meeting of Shareholders
May 21, 2013

PROXY STATEMENT

GENERAL INFORMATION

Outstanding Shares and Voting Rights

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies in the accompanying form, for use at the 2013 Annual Meeting of Shareholders of the Company on May 21, 2013, at the location and for the purposes set forth in the Notice of Annual Meeting, and at any adjournment thereof. Shares will be voted in the manner directed by the shareholders through their proxies, Internet voting or telephone voting. As of the record date, April 1, 2013, there were 5,110,127 shares of common stock outstanding and entitled to be voted. Each share is entitled to one vote. Cumulative voting is not permitted.

Proxy cards that are signed by shareholders but lack any such specification will be voted in favor of the proposals as set forth herein. A shareholder giving a proxy may revoke it at any time before it is exercised by (a) delivering to the Secretary of the Company, at or prior to the meeting, a later dated duly executed proxy relating to the same shares, or (b) delivering to the Secretary of the Company, at or prior to the meeting, a written notice of revocation bearing a later date than the proxy. Any written notice or proxy revoking a previously submitted proxy should be sent to Analysts International Corporation, 7700 France Avenue South, Suite 200, Edina, Minnesota 55435, Attention: Robert E. Woods, Secretary.

Alternatively, in lieu of returning signed proxy cards, shareholders of record can vote their shares over the Internet or by calling a specially designated telephone number. These Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to provide their voting instructions, and to confirm that their instructions have been recorded properly. Specific instructions for shareholders of record who wish to use the Internet or telephone voting procedures are set forth on the enclosed proxy card. The proxy card covers the number of shares to be voted, including any shares held for those who own shares of common stock through the Analysts International Savings and Investment Plan.

The proxy card also serves as a voting instruction to the Trustee of the Analysts International Savings and Investment Plan for shares held in the Plan as of the record date, provided that instructions are furnished over the Internet or by telephone by 1:00 a.m. Central Daylight Time on May 21, 2013, or that the card is signed, returned and received by the Trustee no later than the close of business on May 20, 2013. If instructions are not received over the Internet or by telephone by 1:00 a.m. Central Daylight Time on May 21, 2013, or if the signed proxy card is not returned and received by the close of business on May 20, 2013, the shares in the Plan will be voted by the Trustee in proportion to the shares for which the Trustee receives timely voting instructions.

Directors will be elected by a favorable vote of a plurality of the common shares cast with respect to the election of directors (Proposal Number One). With respect to the ratification of our independent registered public accounting firm for the fiscal year ending December 28, 2013 (Proposal Number Two) and the non-binding advisory "say-on-pay" vote on executive compensation (Proposal Number Three), the affirmative vote of a majority of the common shares present and entitled to vote at the meeting is required for approval. With respect to the non-binding advisory vote on the frequency of say-on-pay votes (Proposal Number Four), the shareholders will be deemed to have selected the frequency option that receives the most votes.

All shares voted by proxy, including abstentions, will be counted in determining whether a quorum is present at the meeting. If a shareholder abstains from voting as to any matter, then the shares held by such shareholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of such matter. Accordingly, an abstention will have the effect of a negative vote with respect to all proposals other than the non-binding advisory vote on the frequency of say-on-pay votes (Proposal Number Four), on which an abstention will have no effect.

If a broker returns a "non-vote" proxy, indicating a lack of voting instructions by the beneficial holder of the shares and a lack of discretionary authority on the part of the broker to vote on a particular matter, then the shares covered by such non-vote proxy shall be deemed present at the meeting for purposes of determining a quorum but shall not be deemed to be represented at the meeting for purposes of calculating the vote required for approval of such matter.

Pursuant to amendments to the New York Stock Exchange ("NYSE") rules, brokers do not have discretion to vote shares on the election of directors or on executive compensation matters. This NYSE rule governs all brokers. Consequently, this amendment affects all public companies that have shares held in "street name," not just NYSE-listed companies. Accordingly, if your shares are held in street name and you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of (i) the election of the director nominees, (ii) the advisory vote on executive compensation, or (iii) the advisory vote on the frequency of advisory votes on executive compensation.

Solicitation of Proxies

Solicitation will be conducted primarily by mail, and, in addition, directors, officers and employees of the Company may solicit proxies personally, by telephone or by mail at no additional compensation to them. The Company will reimburse brokerage houses and other custodians for their reasonable expenses in forwarding proxy materials to beneficial owners of common stock. The Company has retained D. F. King, 48 Wall Street, 22nd Floor, New York, NY 10005 to assist with solicitation of proxies from brokerage houses and other custodians who are record holders of shares owned beneficially by others, the estimated cost of which is $9,000 plus out-of-pocket expenses.

CORPORATE GOVERNANCE

The business and affairs of the Company are conducted under the direction of the Board of Directors in accordance with the Minnesota Business Corporation Act and the Company's Articles of Incorporation and Bylaws. Members of the Board of Directors are informed of the Company's business through discussions with management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees, among other activities. The corporate governance practices that the Company follows are summarized below.

Director Independence and Board Meetings, Independent Board Committees and Committee Meetings, Other Corporate Governance Matters

Director Independence

Majority Independent Board

The Company's Board of Directors currently is comprised of a total of seven members. Five of the members of the current Board are "independent" as defined by the listing standards of The Nasdaq Global Market. Nasdaq's definition of "independence" includes a requirement that our Board also review the relationships concerning independence of each new director on a subjective basis. In accordance with that review, our Board has made a subjective determination as to each independent director that no relationships exist that, in our Board's opinion, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and by us with regard to each director's business and personal activities as they may relate to our business and our management. None of the directors is related to any other director or to any executive officer of the Company.

Each of our directors, other than Brittany McKinney, our President and CEO, and Robert E. Woods, our Secretary, qualifies as "independent" in accordance with the listing standards of The Nasdaq Global Market. Mr. Woods is precluded from being considered independent because he has received compensation from the Company in excess of $120,000 during the 12-month period preceding the date on which this Proxy Statement was mailed. The current independent directors are: Brigid A. Bonner, Krzysztof K. Burhardt, Joseph T. Dunsmore, Galen G. Johnson and Douglas C. Neve.

Nominee Independence

Five of the nominees proposed for election herein are "independent" as defined by the listing standards of The Nasdaq Global Market (Ms. McKinney and Mr. Woods are not independent).

Board Meetings

Board Meetings

During the 2012 fiscal year, the Board of Directors held seven meetings. The Board of Directors also took one written action without meeting during the fiscal year. No incumbent director attended less than 75% of the aggregate of all Board of Directors meetings and all meetings held by any committee of the Board of Directors on which such director served.

Executive Sessions

The independent directors hold regularly scheduled executive sessions, generally in conjunction with regularly scheduled Board meetings, but in no event less than two times per year.

Independent Audit, Compensation and Nominating and Governance Committees

The Company has standing audit, compensation and nominating and governance committees.

Audit Committee

The members of the Audit Committee are: Douglas C. Neve (Chair), Galen G. Johnson and Krzysztof K. Burhardt. Each member of the Audit Committee is "independent" as defined by the listing standards of The Nasdaq Global Market and meet the definition of "independence" in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Committee held five meetings during the past fiscal year and took no action without meeting during the fiscal year. Committee members consulted with one another on Committee matters between meetings. The Committee's purpose, as stated in its charter, is to oversee the majority of the Company's accounting and financial reporting policies and practices and to assist the Board of Directors in fulfilling its fiduciary and corporate accountability responsibilities.

Audit Committee Duties and Responsibilities

The Committee's responsibilities include: (i) appointment, retention, compensation, evaluation, termination and oversight of the Company's independent registered public accounting firm, including resolution of disagreements between management and the independent auditors regarding financial reporting; (ii) review and approval of the overall scope, plans and staffing of the annual audit as proposed by the independent registered public accounting firm; (iii) review of the results of the annual audit and quarterly reviews conducted by the independent registered public accounting firm; (iv) discussions with the independent auditors of critical accounting policies and procedures used by the Company; (v) review and pre-approval of services to be rendered by the Company's independent registered public accounting firm; (vi) maintaining a system for anonymous reporting of accounting irregularities, ethics concerns and violations; (vii) administration and oversight of the Company's Code of Ethical Business Conduct and Code of Ethics for Senior Financial Executives; (viii) review and discussion with management and the independent auditors of the Company's financial statements and other financial information to be included in the Company's public filings or otherwise disclosed; (ix) review of and consideration of recommendations of the independent registered public accounting firm regarding the Company's system of internal accounting controls and financial reporting; (x) review and oversight of the Company's related-party policy and approval of related-party transactions, if any; and (xi) annual review of the Committee's performance.

The Committee's responsibilities also include (a) conducting executive sessions with the external auditors, management, the Chief Financial Officer and internal audit resources as necessary; (b) reviewing and evaluating the performance of the external auditors and discharging them if necessary; (c) discussing with management and the independent auditors, prior to filing thereof, the Company's Annual Report on Form 10-K, its quarterly reports on Form 10-Q and the Company's annual Proxy Statement; and (d) approving the appointment of internal audit personnel, reviewing significant reports to management presented by the internal audit function and providing assistance to the Board's monitoring of internal audit controls. The Company's independent registered public accounting firm always has direct access to Audit Committee members. The Committee is required to prepare and present an annual report to the Board as called for in the Committee's Charter. This Proxy Statement provides further information about the Audit Committee under the caption "Report of the Audit Committee."

The Audit Committee Charter, previously adopted and amended by the Company's Board of Directors on November 4, 2009, as further amended on November 1, 2011, describes the role of the Audit Committee in overseeing the Company's financial reporting process. The Charter is available free of charge in the *Investor Relations* section of the Company's website at *www.analysts.com*. At a regular meeting held in fiscal 2012 the Committee reviewed the Audit Committee Charter and resolved to retain the Charter in its current form.

Audit Committee Financial Expert

The Board of Directors has determined that Messrs. Neve and Johnson are "audit committee financial experts" as defined by the Securities and Exchange Commission. Each of them possesses: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements with a breadth and level of complexity commensurate with those presented by the Company's financial statements; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.

Compensation Committee

The members of the Compensation Committee are: Krzysztof K. Burhardt (Chair), Joseph T. Dunsmore and Galen G. Johnson. All of the members of the Compensation Committee are "independent" as defined by the listing standards of The Nasdaq Global Market. The Committee held seven meetings during the past fiscal year and took one written action without meeting to review and approve a proposed offer of employment to a senior vice president and recommend that the Board of Directors grant stock options and award restricted stock units upon the effective date of the senior vice president's employment should the offer be accepted. Committee members also consulted with one another on Committee matters during the year.

A copy of the Compensation Committee Charter, previously adopted and amended by the Company's Board of Directors on February 24, 2010, further describes the role of Committee. The Charter is available free of charge in the Investor Relations section of the Company's website at www.analysts.com. At a meeting held in fiscal 2012 the Committee reviewed the Compensation Committee Charter and resolved to retain the Charter in its current form.

Compensation Committee Duties and Responsibilities

The Compensation Committee is responsible for: (i) an annual recommendation of a suitable, high-level compensation and benefits strategy to the Board of Directors; (ii) periodic evaluation and review with management of the

Company's compensation philosophy; (iii) annual review and approval of corporate goals and objectives, in consultation with other independent members of the Board of Directors, relevant to the compensation program for and performance of our Chief Executive Officer; (iv) setting the Chief Executive Officer's compensation in alignment with the annual review and approval of CEO goals and objectives; (v) annual review and approval of total compensation for the executive officers of the Company; (vi) recommending to the Board of Directors submission of all new equity-based incentive plans to the Company's shareholders; (vii) granting options under the Company's equity-based incentive plans; (viii) to the extent required by SEC rules and regulations, reviewing and discussing a Compensation Discussion and Analysis, if any, to be included in the Company's Proxy Statement or Annual Report on Form 10-K; (ix) periodic review of director compensation levels; (x) approval of any settlement of employment-related lawsuits exceeding $100,000; and (xi) annual performance evaluation of the Committee. The charter of the Compensation Committee does not provide for delegation of its authority.

Outside Compensation Consultants

In 2012, The Delves Group, an independent outside compensation consulting firm, was engaged to assist the Compensation Committee in developing a more comprehensive compensation philosophy for the Company and to conduct a competitive market analysis of executive and director compensation. Based on a competitive market analysis, The Delves Group provided the Compensation Committee with recommendations specific to the long-term incentive program for the CEO and other executives, as well as for the directors. The Company did not engage The Delves Group for any other services during fiscal year 2012.

No compensation consultant provided additional services to the Company or its affiliates in an amount in excess of $120,000 during the last completed fiscal year.

Compensation Philosophy

As an IT staffing and services company, we operate in a highly competitive industry. Attracting, retaining and motivating talented executives who will drive our marketplace success is a critical component of our ongoing financial performance. Because of this, the Committee believes that our compensation program should be designed with a dual purpose: to provide a level of total compensation required to attract and retain talented and experienced key executives and to provide balanced incentives to motivate individual performance in a manner designed for us to achieve long-term growth in shareholder value. Specifically, the Committee seeks to:

- Provide a total compensation package comprised of base salary and performance-based annual and long-term equity incentives that are competitive with compensation packages and practices of those peer group companies with which we compete for talent, as well as IT services companies in general;

- Condition a significant portion of executive compensation upon the achievement or surpassing of targeted results or goals in key performance measures at the corporate, business unit and individual level, as specified by the Committee, designed to emphasize sustained profitable growth and encourage appropriate risk taking;

- Align executive compensation with the long-term financial performance of the Company and the interests of our shareholders by providing long-term compensation through stock incentives; and

- Continue to focus on good corporate governance procedures in the establishment of compensation packages and allocation of compensation to employees.

The Committee believes that the ideal set of incentive plans should include a system of performance measures that capture the key value drivers of the Company, including revenue growth and profitability. The Committee further believes that the structure of the overall compensation program should reflect and promote a high level of collaboration and a team-oriented environment for senior leaders as well as for the rest of the Company. Individual performance objectives should recognize the unique and personal contribution employees add to long-term value creation at the Company as well as individual growth, leadership and development of employees, overall employee engagement and client satisfaction.

Setting Executive Compensation; Role of Executive Officers

In making decisions with respect to each element of executive compensation, the Committee takes into consideration the total value of the compensation elements for each executive and all executives as a group, with the assistance of compensation consultants from time to time as the Committee deems necessary. The Committee also examines the compensation practices of the peer companies with which we believe we compete in recruiting executive talent. In addition to reviewing compensation levels against those of our peers, the Committee has considered or may consider compensation data from other sources such as proprietary compensation surveys of our compensation consultant, surveys of other human resources consulting firms, information from our internal human resources personnel and other publicly available data.

The Committee meets both in executive session and with the Chief Executive Officer to deliberate and act on compensation matters. In making its compensation decisions, the Committee will consider the input and recommendations from the Chief Executive Officer and the Company's human resources department concerning compensation matters involving the Chief Executive Officer as well as other officers, including base salary, cash incentives, stock option and restricted stock awards and severance and change in control arrangements. The Chief Executive Officer may not be present during deliberations or voting relating to his or her compensation.

Director Compensation

During fiscal year 2012 the Compensation Committee also met once to review the market competitiveness of the compensation paid to members of the Board of Directors and committees of the Board. As part of its review process, the Committee reviewed materials compiled by both the Committee and other members of the Board reflecting current levels of, and trends in, compensation for members of boards of directors of comparable publicly traded companies. Based on this review the Committee recommended that compensation for all members of the Board of Directors remain unchanged during fiscal year 2013. Director compensation is discussed in the "Narrative Disclosure of Director Compensation" section of this Proxy Statement.

Nominating and Governance Committee

The members of the Nominating and Governance Committee are: Brigid A. Bonner (Chair) and Joseph T. Dunsmore. Each member of the committee is "independent" as defined by the listing standards of The Nasdaq Global Market. The Committee held two meetings during the fiscal year and took no action without meeting during the fiscal year. Committee members consulted with one another on Committee matters throughout the year.

Nominating and Governance Committee Duties and Responsibilities

The Committee is responsible for:
(i) identifying and evaluating individuals qualified to serve on the Board of Directors or to fill open positions and periodically reviewing each incumbent director and new director candidates;
(ii) developing and recommending criteria for service on the Board and reviewing the skills composition of members of and candidates for the Board of Directors;
(iii) making annual recommendations of individuals for election at the Company's annual meeting or to be added to the Board at other times as necessary;
(iv) recommending to the Board of Directors the compositions of the Board's committees and the members to chair the committees; (v) developing, reviewing and revising the Company's corporate governance standards, including size of the Board of Directors and the orientation and continuing education of Board members;
(vi) overseeing organization, membership and evaluation of Board committee members; (vii) requiring each committee and the Board of Directors as a whole to maintain an annual review process to evaluate their performance and overseeing the annual review of and reporting the results of such review to the Board of Directors; and (viii) conducting an annual self-assessment of the performance of the Committee.

A copy of the Nominating and Governance Committee Charter, as adopted by the Company's Board of Directors on October 28, 2008, and which further describes the role of Committee, is available free of charge in the *Investor Relations* section of the Company's website at *www.analysts.com*. At a meeting held in fiscal 2012 the Committee reviewed the Charter and resolved to retain the Charter in its current form.

Policies Concerning Nomination Process

The Nominating and Governance Committee generally believes that candidates for directors should have certain minimum qualifications, including possessing the ability to read and understand basic financial statements; being under 72 years of age (except those directors already serving on the Board prior to December 13, 2002); having experience with the Company's business and industry or experience in general business practices; having high moral character and mature judgment; being an independent thinker who is also able to work collegially with others; and not currently serving on more than four boards of public companies. The Nominating and Governance Committee reserves the right to modify these minimum qualifications from time to time.

The Nominating and Governance Committee will consider those candidates for nomination as a director recommended by shareholders, directors, third party search firms engaged by the Company and other sources. In evaluating director nominees, the Committee considers the following factors: (i) the appropriate size and the diversity of the Company's Board of Directors; (ii) the needs of the Board with respect to the particular talents and experience of its directors; (iii) the knowledge, skills and experience of nominees, including experience in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board; (iv) diversity among members of the Board in terms of knowledge, experience, skills, expertise and other demographics that contribute to the Board's diversity; (v) familiarity with domestic and international business matters; (vi) experience with accounting rules and practices; (vii) appreciation of the relationship between the Company's business and changes in the Company's industry and business in general; and (viii) the desire to balance the considerable benefit of board continuity with the periodic injection of the fresh perspective provided by new members. Other factors to be considered may include a history of supporting and instituting change in company culture, business processes, infrastructure or financials; experience with strategic planning; analytical skills; a history of achieving results and success as an executive; current connection to the business world, especially in geographic areas where the Company operates; and experience in the Company's industry, finance, marketing, management, technology, a public company or corporate transactions.

A shareholder who wishes to recommend one or more directors must provide a written recommendation to the Company at the address below. Notice of a recommendation must include the name and address of the shareholder making the recommendation and the class and number of shares such shareholder owns. With respect to the person being recommended, the shareholder should include the recommended person's name, age, business address, residence address, current principal occupation, five-year employment history with employer names and a description of the employer's business, particular experience, qualifications, attributes or skills that lead the shareholder to conclude that this person should serve as a director, disclosure of any involvement in legal proceedings bearing on the fitness of the candidate serve as a director, the number of shares beneficially owned by the recommended person, whether such person can read and understand basic financial statements, and any board membership currently held or held during the past five years.

The Nominating and Governance Committee will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation.

Analysts International Corporation
Attention: Secretary
7700 France Avenue South, Suite 200
Edina, MN 55435

Other Corporate Governance Matters

Attendance at Annual Shareholders Meeting

The Company expects directors to attend the Annual Shareholders Meeting and has adopted a formal policy that all directors attend the Annual Meeting. The policy also provides that, in the event that a director is unable to attend the Annual Meeting, the director must send a written notice at least ten (10) days prior to such meeting, or as soon as practicable in the event of sudden or emergent circumstances. All of our Board members attended the 2012 Annual Shareholders Meeting.

Code of Ethical Business Conduct and Code of Ethics for Senior Financial Executives

The Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees of the Company (ratified with no substantive changes on December 11, 2012) and a Code of Ethics for Senior Financial Executives (amended February 19, 2013) (collectively, the "Codes"). The Codes are publicly available free of charge in the Investor Relations section of the Company's website at *www.analysts.com*. If any substantive amendments to the Codes are made or a waiver granted to the Company's executive officers, including any implicit waiver, from a provision of the Codes, the Company will disclose the nature of such amendments or waiver on the Company's website at *www.analysts.com* or in a report on Form 8-K.

Leadership Structure

Since 2003 the Company has had separate individuals serving as Chairman of the Board and as Chief Executive Officer. The CEO is responsible for setting the strategic direction of the Company and managing the day-to-day leadership and performance of the Company, while the Chairman provides guidance to the CEO, sets the agenda for meetings of the Board of Directors and presides over meetings of the full Board. The Company believes this structure strengthens the role of the Board in fulfilling its oversight responsibility and fiduciary duties to the Company's shareholders while recognizing the day-to-day management direction of the Company by its CEO, Brittany McKinney.

Oversight of Risk Management

The Company is exposed to a number of risks and has developed a process that (a) ranks and prioritizes identified risks, (b) assigns senior executives ownership of specific areas of risk who are charged with creating risk management action plans, (c) implements and monitors risk mitigation action plans, and (d) encourages internal audit, the Board of Directors and senior executive management to select possible areas of internal audits based on identified risks.

The Board of Directors believes that analysis and management of business risks should be integrated into the Company's strategic plans, and in furtherance of that view the Company and the Board of Directors have initiated a process intended to identify enterprise-wide business risks and provide oversight of those risks. The Board bears overall responsibility for risk management while the Audit Committee is primarily responsible for oversight of risks involving financial and financial reporting matters.

On behalf of the Board of Directors, the Audit Committee plays a key role in the oversight of the Company's risk management function in the areas of financial matters and financial reporting. In that regard, the CFO meets with the Audit Committee periodically to discuss the risks facing the Company, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise the Board of its discussions with the CFO regarding the Company's Risk Management efforts, and the CFO reports to the Board of Directors regularly to apprise the Board of the Company's ongoing risk management efforts.

Communications with the Board

The Board provides a process for shareholders to send communications to the Board or any of the directors.

Shareholders may send written communications to the Board or any of the directors c/o Secretary, Analysts International Corporation, 7700 France Avenue South, Suite 200, Edina, MN 55435. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis.

Certain Relationships and Related Party Transactions

The Securities and Exchange Commission has specific disclosure requirements covering certain types of transactions that we engage in with our directors, executive officers or other specified parties.

We did not, in fiscal years 2012 or 2011, except as noted below, engage in any transaction, or series of similar transactions, nor do we have any currently proposed transaction, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the Company's average total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers, nominees for election as a director, beneficial owners of more than 5% of our common stock or members of their immediate family had, or will have, a direct or indirect material interest. During fiscal year 2012 the Company paid Robert E Woods Professional Association (the law firm of Mr. Woods, our Secretary and one of our directors) $312,890.75 in fees for providing legal services to the Company on an outsourced basis. These fees covered work by both Mr. Woods and an associate attorney. During fiscal year 2011 the Company paid the law firm of Mr. Woods $336,236.25 in fees for providing legal services to the Company on an outsourced basis. No officer, director or beneficial owner of 5% of our common stock has been indebted to us in fiscal year 2012.

PROPOSAL NUMBER ONE
ELECTION OF DIRECTORS

Nominees

The Bylaws of the Company provide that the Board of Directors shall consist of between five and nine persons. Article VI of the Company's Bylaws allows the Board of Directors to increase or decrease the number of directors above the minimum number of five (but within the range of five to nine).

The Nominating and Governance Committee recommended to the Board the following seven persons to be elected as directors of the Company for a term of one year, in all cases until their successors are elected and qualified and subject to prior death, resignation, retirement, disqualification or removal from office. Following is information about each nominee, including biographical data for at least the last five years and the particular experience, qualifications, attributes or skills that led the Board to conclude that this person should serve as a director for the Company. Should one or more of these nominees become unavailable to accept nomination or election as a director, the individuals named as proxies on the enclosed proxy card will vote the shares that they represent for the election of such other persons as the Board may recommend. Unless otherwise instructed by the shareholder, the proxy holders will vote the proxies received by them for the Company's nominees named below.

Composition

The Board of Directors believes it is important that the Board be comprised of members whose collective judgment, experience, qualifications, attributes and skills ensure that the Board will be able to fulfill its responsibilities that the Company is governed in a manner consistent with the interests of the shareholders of the Company and in compliance with applicable laws, regulations, rules and orders, and to satisfy its oversight responsibilities effectively.

The Nominating and Governance Committee identifies individuals qualified to become members of the Board and evaluates both existing members of the Board and candidates for service on the Board. The Committee then makes recommendations to the Board as to the slate of directors to be nominated for election at the annual shareholders' meeting.

When identifying and evaluating candidates for director, the Nominating and Governance Committee considers the general and specific qualifications, experience and characteristics which may have been approved by the Board or determined by the Committee from time to time including qualifications reflecting the individual's integrity, business ethics, strength of character, judgment, experience, competence as a member of the Board, availability and independence. Although the Company has no formal policy regarding diversity, the Nominating and Governance Committee considers diversity in a broad sense when evaluating a director nominee, taking into account various factors including but not limited to differences of viewpoint, professional experience, education, skill, race, gender and national origin.

When considering whether directors and nominees have the requisite judgment, experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to fulfill its responsibilities that the Company is governed in a manner consistent with the interests of the shareholders of the Company, the Nominating and Governance Committee and the Board of Directors focused primarily on the information discussed in each of the directors' individual biographies set forth below.



Brigid A. Bonner, 52,
is Vice President of Digital Marketing for the Home Service Division of The Schwan Food Company. Prior to joining The Schwan Food Company, Ms. Bonner served as principal of Bonner Consulting, a firm focused on strategic planning, alignment and business development, and before then held executive positions in ecommerce, marketing, technology, strategic planning and business development at UnitedHealth Group, SimonDelivers.com, Target Corporation and IBM. She has been a director since April 2006, and is the Chair of the Nominating and Governance Committee. Among other attributes, skills and qualifications, the Board believes that Ms. Bonner is uniquely qualified to serve as a director because of her many years of leadership experience in the information technology field, which is core to the services provided by the Company to its clients.



Krzysztof K. Burhardt, 70,
has more than twenty-five years of executive experience in the technology field. Since 2000, he has been a partner at Clotho & Associates, a firm specializing in the identification of technical and business ventures. Dr. Burhardt was Vice President Technology at Honeywell International and Honeywell Inc. from May 1998 to August 2000. Previously, he served as Vice President and Chief Technology Officer at Imation Corporation, a data storage products company, and Vice President, R&D at 3M, a worldwide diversified technology company. He has been a director since December 2002, served as Chair of the Board until December 2010, and is chair of the Compensation Committee and a member of the Audit Committee. Among other attributes, skills and qualifications, the Board believes that Dr. Burhardt is uniquely qualified to serve as a director based on his strong background in the technology sector, since new technologies can be important factors in the success of the Company.



Joseph T. Dunsmore, 54,
is the Chairman and Chief Executive Officer of Digi International, Inc., a capacity in which he has served since 1999. Mr. Dunsmore also serves as a director with TreeHouse, a non-profit organization, and as a member of the Executive Advisory Board of the College of Business Administration, University of Northern Iowa. Mr. Dunsmore has served on Analysts International Corporation's Board of Directors since January 2008 and is a member of the Compensation and Nominating and Governance Committees. Among other attributes, skills and qualifications, the Board believes that Mr. Dunsmore is uniquely qualified to serve as a director based on his successful experience in leading a public company for over ten years.



Galen G. Johnson, 66,
most recently served as the Corporate Vice President and Controller at Cargill, Inc., an international provider of food, agricultural and risk management products and services, a position he held from 1998 until his retirement in September 2010. Mr. Johnson previously served as Cargill's Vice President and Director of Worldwide Audit and Controller for Cargill's Salt Division. He has been a director since May of 2008 and serves on the Audit and Compensation Committees. Among other attributes, skills and qualifications, the Board believes that Mr. Johnson is uniquely qualified to serve as a director and as one of the Company's audit committee financial experts because of his significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements.



Brittany B. McKinney, 41,
has served as the Company's President and CEO since March 1, 2011 and was elected to the Board in May 2011. Before that, she was appointed as the Company's Interim President and CEO on September 29, 2010. Prior to being appointed Interim President and CEO, Ms. McKinney was the Company's Senior Vice President, Central Region. Previously, Ms. McKinney served as the Company's Vice President of Corporate Development. Prior to joining the Company in November 2007, Ms. McKinney served as Director of Operations and Integration Program Manager at Fujitsu Consulting. Prior to its acquisition by Fujitsu in 2005, Ms. McKinney served as a director-level employee at BORN Information Services, Inc. where she contributed to corporate strategy and planning initiatives. Among other attributes, skills and qualifications, the Board believes that Ms. McKinney is uniquely qualified to serve as a director based on her extensive experience in the IT services industry and her track record of success in various management positions with the Company.



Douglas C. Neve, 57,
was the Executive Vice President and Chief Financial Officer at Ceridian Corporation, a business services company focusing on human resource management and solutions and credit and debit card processing principally for the retail and transportation industries, from February 2005 to March 2007. Mr. Neve is a certified public accountant who was a partner at the public accounting firm of Deloitte & Touche LLP from May 2002 to February 2005. He is also a director and chair of the Audit Committee at ALLETE, Inc., a Duluth-based diversified corporation primarily providing energy in the upper Midwest. Mr. Neve has been a director since May of 2008, and in December 2009 was appointed Chair of the Board of Directors. He is also the Chair of the Audit Committee. Among other attributes, skills and qualifications, the Board believes that Mr. Neve is uniquely qualified to serve as a director, Chair of the Audit Committee and as one of the Company's audit committee financial experts because of his significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements, particularly in providing audit-related services to clients in many diverse industries. Mr. Neve is an audit committee financial expert within the meaning of the SEC rules, and brings his knowledge of public accounting, corporate reporting and risk management. His financial background includes experience as an executive of a publicly traded company.



Robert E. Woods, 61,
is the principal of Robert E. Woods Professional Association, a law firm. He served as Senior Vice President, General Counsel and Secretary of the Company from January 1, 2008 through September 30, 2010. Mr. Woods was elected to the Board in May 2011. Previously, Mr. Woods served as general counsel to Born Information Services, Inc., an information technology services consulting firm (from 2001 through 2005) and Senior Vice President and General Counsel of InsWeb Corporation of Redwood City, California (from 1999 through 2001). He was a shareholder with Briggs and Morgan, P.A. from 1984 through 1999. Among other attributes, skills and qualifications, the Board believes that Mr. Woods is uniquely qualified to serve as a director because of his considerable experience in representing technology clients and public companies.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE NOMINEES.

PROPOSAL NUMBER TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for the fiscal year ending December 28, 2013, and to perform other appropriate audit-related services. While the Audit Committee is directly responsible for the appointment, retention, compensation, evaluation, termination and oversight of the work of the independent auditors, the Audit Committee is submitting the selection of Deloitte & Touche LLP for approval and ratification as a matter of best practices.

Management believes that neither Deloitte & Touche LLP nor any of its partners presently has or has held within the past three years any direct or indirect interest in the Company.

Approval of the ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at the Annual Meeting, where a quorum is present. Unless otherwise directed by the shareholders, shares represented by proxy at the meeting will be voted in favor of approval and ratification of the appointment of the firm of Deloitte & Touche LLP to audit our financial statements for the fiscal year ending December 28, 2013.

A representative of Deloitte & Touche LLP is expected to be present at the annual meeting and will be given an opportunity to make a statement if so desired and to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

Independent Registered Public Accounting Firm's Fees

The following fees were billed by Deloitte & Touche LLP for fiscal years 2012 and 2011:

	FY 2012	FY 2011	% Services Pre-Approved
Audit Fees	$222,200	$195,209	100%
Audit-Related Fees	71,231	29,306	100%
Tax Fees	11,500	10,500	100%
All Other Fees	—	—	N/A
Total	$304,931	$235,015	

Audit Fees

Audit Fees are primarily for the annual audit of the Company's financial statements included in the Company's Report on Form 10-K and reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q.

Audit-Related Fees

Audit-Related Fees were primarily for services in connection with the annual audit of the Analysts International Savings and Investment Plan but also included post and pre-implementation review of the Company's information systems.

Tax Fees

Tax Fees paid include fees for services provided in connection with tax consulting and tax return review services.

All Other Fees

The Company paid no other fees to Deloitte & Touche.

Non-Audit Services

The Audit Committee has considered whether provision of the above non-audit services is compatible with maintaining Deloitte & Touche LLP's independence and has determined that such services are compatible with maintaining Deloitte & Touche LLP's independence.

Audit Committee Pre-Approval Policy

The Audit Committee has established pre-approval policies and procedures in compliance with 17 C.F.R. 210.2-01(c)(7)(i) which include criteria for considering whether the provision of the services would be compatible with maintaining the independence of our registered public accounting firm and a process by which the Audit Committee may approve such audit and non-audit services. Subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, the charter for the Audit Committee precludes the Committee from approving certain non-audit services to be performed by the independent auditors contemporaneously with an audit of the Company, such as bookkeeping services; financial information systems design and implementation services; appraisal or valuation services; fairness opinions; contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions or human resources; broker/dealer, investment adviser or investment banking services; legal services; and expert services unrelated to the audit.

The Audit Committee pre-approved all audit and non-audit services in 2012.

PROPOSAL NUMBER THREE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are providing shareholders an advisory vote on executive compensation. This is a new item for our Annual Meeting in 2013. This vote is now required under Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act").

We have described our compensation philosophy in the "Corporate Governance" section of this proxy statement under the heading "Compensation Committee—Compensation Philosophy." Shareholders are urged to read this disclosure and the accompanying discussion regarding how our compensation policies and procedures implement our compensation philosophy, as well as the "Summary Compensation Table" and other related tables and narrative disclosure which describe the compensation of our chief executive officer and the other named executive officers of the Company set forth under "Executive Compensation" below. The Compensation Committee and the Board believe the policies and procedures articulated in this proxy statement are effective in implementing our compensation philosophy and in achieving our goals and that the compensation of our named executive officers reflects and supports these compensation policies and procedures.

Shareholders are being asked to vote on the following resolution:

> *RESOLVED, the shareholders of Analysts International Corporation approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K and related disclosures contained in the section of the proxy statement for the 2013 Annual Meeting of Shareholders captioned "Executive Compensation."*

This advisory vote on executive compensation, commonly referred to as a "say-on-pay" advisory vote, is not binding on our Board. Although the final decision on the compensation and benefits of our executive officers remains with the Board and the Compensation Committee, the Board and the Compensation Committee will carefully consider and take into account the result of the vote when determining future executive compensation arrangements and when making future executive compensation decisions.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE RESOLUTION SET FORTH IN THIS PROPOSAL NUMBER THREE.

PROPOSAL NUMBER FOUR

ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are providing shareholders an advisory vote on the frequency with which our shareholders shall have the advisory "say-on-pay" vote on executive compensation as provided for in Proposal #3 above. This is also a new item for our Annual Meeting in 2013. This vote is now required under Section 14A of the Exchange Act.

Shareholders are able to choose to recommend that an advisory vote on executive compensation be held annually, every second year, or every third year. Although the vote on the frequency of future say-on-pay votes is not binding, the Board and the Compensation Committee greatly value the input of the Company's shareholders and will use the result of the vote as an important consideration when determining how frequently future say-on-pay votes will be held.

The Company is presenting this proposal which gives you, as a shareholder, the opportunity to express your view on the appropriate frequency of conducting future say-on-pay votes, by voting for one of the options described:

> *RESOLVED, that the shareholders approve, on an advisory basis, that Analysts International Corporation conduct an advisory vote on the compensation of its named executive officers, as described in its proxy statement for the relevant year, once every: [SELECT ONLY ONE OF THE OPTIONS LISTED BELOW]*

- ☐ *1 Year;*
- ☐ *2 Years;*
- ☐ *3 Years; or*
- ☐ *Abstain.*

As discussed under the caption "Executive Compensation," the Company's compensation philosophy is to provide compensation in a manner that maximizes long-term shareholder value. The Board has determined that an annual, or "1 Year," frequency for say-on-pay votes is the best approach for the Company. The Board believes that annual votes will provide the clearest and most useful feedback from shareholders to the Company and the Compensation Committee in this important area, and will confirm the Company's commitment to frequent and transparent communications with investors.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS SELECT AN ANNUAL FREQUENCY FOR CONDUCTING SHAREHOLDER SAY-ON-PAY VOTES BY VOTING FOR THE "1 YEAR" OPTION ON THIS PROPOSAL NUMBER FOUR.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership by Principal Shareholders

The table below sets forth certain information, as of April 1, 2013, as to each person or entity known to the Company to be the beneficial owner of more than 5% of the Company's common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	478,000[1]	9.35%
Norman H. Pessin and Sandra F. Pessin 366 Madison Avenue, 14th Floor New York, NY 10017	458,420[2]	8.97%

(1) As reported in its Schedule 13D/A filed with the SEC on March 6, 2013, Heartland Advisors, Inc., an investment advisor, and William J. Nasgovitz have shared voting and dispositive power over all of the shares. Mr. Nasgovitz disclaims beneficial ownership of such securities.

(2) As reported in a Schedule 13D/A filed with the SEC on June 1, 2012, Norman H. Pessin has sole voting power and sole dispositive power with respect to 406,376 shares, and Sandra F. Pessin has sole voting power and sole dispositive power with respect to 52,044 shares.

Beneficial Ownership by Management

The table below sets forth certain information, as of April 1, 2013, concerning the beneficial ownership of the outstanding shares held by directors and director nominees, named executive officers in the Summary Compensation Table, and executive officers and directors as a group.(1)

Name	Common Shares(1)	Aquirable Within 60 Days(2)	Total Ownership	Percent of Class
Brigid A. Bonner	2,600	8,800	11,400	*
Krzysztof K. Burhardt	5,600	14,000	19,600	*
Lynn L. Blake(3)	33,500	6,250	39,750	*
Joseph T. Dunsmore	1,200	5,600	6,800	*
Galen G. Johnson	59,200	5,600	64,800	1.27%
Brittany B. McKinney	89,250	90,624	179,874	3.46%
Douglas C. Neve(4)	28,385	6,800	35,185	*
Robert E. Woods	—	—	—	*
William R. Wolff(5)	6,875	—	6,875	*
All Directors and Executive Officers as a group (8 persons)(6)	219,735	137,674	357,409	6.81%

* Less than one percent.

(1) Except as otherwise indicated, each person possesses sole voting and investment power over the shares shown above.

(2) This number represents shares that can be purchased by exercising stock options which were exercisable, or will become exercisable, within 60 days of the record date.

(3) Includes 8,500 shares held in a revocable trust.

(4) Includes 2,800 shares held by Mr. Neve's wife's IRA, to which Mr. Neve disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5) William R. Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective as of the close of business on June 29, 2012. As noted in the "Status of Equity Grants" section of the narrative disclosure of the severance arrangements with Mr. Wolff at page 32 below, all rights to future vesting under his option awards and all unvested restricted stock units were forfeited upon his resignation and all stock options held by Mr. Wolff terminated in their entirety upon the three-month anniversary of such resignation.

(6) The total for directors and officers excludes William R. Wolff, as he was not serving as an executive officer at the end of fiscal year 2012.

EXECUTIVE COMPENSATION

Summary Compensation Table—Fiscal Years 2012 and 2011

The table below sets forth certain information regarding compensation for the 2012 and 2011 fiscal years awarded to or earned by (i) our principal executive officer during the 2012 fiscal year; (ii) the only individual, other than the principal executive officer, who was serving as an executive officer at the end of the 2012 fiscal year and who received in excess of $100,000 in total compensation during such fiscal year; and (iii) one additional individual who received in excess of $100,000 in total compensation during the 2012 fiscal year but was not serving as an executive officer at the end of such fiscal year. We refer to these individuals as our "named executive officers."

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation on Earnings ($)	All Other Compensation ($)	Total ($)
Brittany B. McKinney[2] President and Chief Executive Officer	2012	325,000[3]	—	93,925[4]	57,194[5]	—		3,671[6]	479,790
	2011	320,269[7]	—	220,000[8]	140,889[9]	129,257[10]	—	3,739[11]	814,154
Lynn L. Blake[12] Senior Vice President, Chief Finanical Officer	2012	125,000[13]	75,000[14]	107,000[15]	65,847[16]	—	—	306[17]	373,153
	2011	—	—	—	—	—	—	—	—
William R. Wolff[18] Former Senior Vice President, Chief Finanical Officer	2012	115,000[19]	—	10,838[20]	6,039[21]	—	—	113,015[22]	244,892
	2011	92,885[23]	—	62,000[24]	39,839[25]	29,071[26]	—	449[27]	224,244

(1) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for fiscal years 2012 and 2011 are included in footnote 1 to our audited financial statements for fiscal year 2012 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2013. These amounts do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(2) Brittany B. McKinney was elected a member of the Board of Directors effective May 24, 2011. Announced on February 22, 2011 and effective March 1, 2011, Ms. McKinney was appointed President and Chief Executive Officer. Previously, Ms. McKinney served as Interim President and Chief Executive Officer effective September 29, 2010.

(3) This is the amount paid to Ms. McKinney during fiscal year 2012 in her capacity as President and Chief Executive Officer. Ms. McKinney's employment agreement with the Company, effective March 1, 2011, provides for a base salary of $325,000 per year among other incentives.

(4) On March 15, 2012, the Company awarded Ms. McKinney 16,250 restricted stock units at a fair value price of $5.78 per share. One-quarter of the restricted stock unit award (4,062 shares) vested immediately and the remainder vests in increments equal to one-quarter of the total award on March 15 of each of the following three years.

(5) On March 15, 2012, the Company granted Ms. McKinney options to acquire 16,250 shares at an exercise price of $5.78 per share. One-quarter of that award (4,062 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 15 of each of the following three years. The options expire on March 15, 2022.

(6) Ms. McKinney's fiscal year 2012 compensation included $726 for group term life insurance premiums, $2,472 for medical premium benefits and $472 for deferred compensation accruals by the Company for the Restated Special Executive Retirement Plan ("Restated SERP"). Effective January 3, 2010, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

(7) This is the amount paid to Ms. McKinney during fiscal year 2011 in her capacity as Interim President and Chief Executive Officer and then in her role as President and Chief Executive Officer. Ms. McKinney's employment agreement with the Company, effective March 1, 2011, provides for a base salary of $325,000 per year among other incentives.

(8) On March 1, 2011, the Company awarded Ms. McKinney 50,000 restricted stock units at a fair value price of $4.40 per share. One-quarter of the restricted stock unit award (12,500 shares) vested immediately and the remainder vests in increments equal to one-quarter of the total award on March 1 of each of the following three years.

(9) On March 1, 2011, the Company granted Ms. McKinney options to acquire 50,000 shares at an exercise price of $4.40 per share. One-quarter of that award (12,500 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on March 1 of each of the following three years. The options expire on March 1, 2021.

(10) This amount is the annual incentive earned for meeting certain Company performance measures in fiscal year 2011. In accordance with Ms. McKinney's Employment Agreement with an effective date of March 1, 2011, she is eligible to receive up to 50% of her annual base compensation contingent upon meeting certain individual and Company performance measures, as determined by the Compensation Committee on an annual basis.

(11) Ms. McKinney's fiscal year 2011 compensation included $647 for group term life insurance premiums, $2,418 for medical premium benefits and $674 for deferred compensation accruals by the Company for the Restated Special Executive Retirement Plan ("Restated SERP"). Effective January 3, 2010, the Company discontinued all basic employer contributions to participant Deferred Compensation Accounts under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors.

(12) On June 8, 2012, the Company and Ms. Blake entered into an Employment Agreement with an effective date of July 2, 2012 to serve the Company as Senior Vice President, Chief Financial Officer.

(13) This is the amount paid to Ms. Blake during fiscal year 2012 in her capacity as Senior Vice President, Chief Financial Officer. Ms. Blake's employment agreement with the Company, effective July 2, 2012, provides for a base salary of $250,000 per year among other incentives.

(14) This is the bonus for fiscal year 2012 payable to Ms. Blake pursuant to her Employment Agreement, which provided for a bonus if certain performance obligations were met.

(15) On July 2, 2012, the Company awarded Ms. Blake 25,000 restricted stock units at a fair value price of $4.28 per share. One-quarter of the restricted stock unit award (6,250 shares) vested immediately and the remainder vests in increments equal to one-quarter of the total award on July 2 of each of the following three years.

(16) On July 2, 2012, the Company granted Ms. Blake options to acquire 25,000 shares at an exercise price of $4.28 per share. One-quarter of that award (6,250 options) vested immediately and the remainder vest in additional increments equal to one-quarter of the award on July 2 of each of the following three years. The options expire on July 2, 2022.

(17) Ms. Blake's 2012 compensation included $306 for group term life insurance premiums.

(18) William R. Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective as of the close of business on June 29, 2012. His Separation Agreement provided that Mr. Wolff would receive his regular base salary of $230,000 per year through December 7, 2012.

(19) This amount represents the regular base salary for Mr. Wolff through the end of his employment with the Company on June 29, 2012. His original employment agreement, dated August 8, 2011, provided that Mr. Wolff would receive $230,000 in annual base salary plus be eligible to receive additional incentive compensation.

(20) On March 15, 2012, the Company awarded Mr. Wolff 7,500 restricted stock units at a fair value price of $5.78 per share. One-quarter of the restricted stock unit award (1,875 shares) vested immediately and, in accordance with the provisions of the Restricted Stock Unit Agreement, all remaining unvested restricted stock units were forfeited when Mr. Wolff ceased to be an employee of the Company.

(21) On March 15, 2012, the Company granted Mr. Wolff options to acquire 7,500 shares at an exercise price of $5.78 per share. One-quarter of that award (1,875 options) vested immediately and the remainder were to vest in three equal annual installments thereafter. Mr. Wolff's right to future vesting was forfeited upon his resignation and the options terminated in their entirety on the three-month anniversary of such resignation in accordance with the provisions of the underlying Incentive Stock Option Agreement.

(22) Mr. Wolff's fiscal year 2012 compensation included $1,050 for group term life insurance premiums, $101,731 in severance compensation and $10,234 payments for continued medical benefits for six months beyond the separation agreement effective date.

(23) This is the amount paid to Mr. Wolff during fiscal year 2011 in his capacity as Senior Vice President, Chief Financial Officer. Mr. Wolff's Employment Agreement with the Company, effective August 8, 2011, provided for a base salary of $230,000 per year among other incentives.

(24) On August 9, 2011, the Company awarded Mr. Wolff 20,000 restricted stock units at a fair value price of $3.10 per share. One-quarter of the restricted stock unit award (5,000 shares) vested immediately and, in accordance with the provisions of the Restricted Stock Unit Agreement, all remaining unvested restricted stock units were forfeited when Mr. Wolff ceased to be an employee of the Company.

(25) On August 9, 2011, the Company granted Mr. Wolff options to acquire 20,000 shares at an exercise price of $3.10 per share. One-quarter of that award (5,000 options) vested immediately and the remainder were to vest in three equal annual installments thereafter. Mr. Wolff's right to future vesting was forfeited upon his resignation and the options terminated in their entirety on the three-month anniversary of such resignation in accordance with the provisions of the underlying Incentive Stock Option Agreement.

(26) This amount is the annual incentive earned for meeting certain Company performance measures in fiscal year 2011. In accordance with Mr. Wolff's Employment Agreement effective as of August 8, 2011, he was eligible to receive up to 50% of his annual base compensation contingent upon meeting certain individual and Company performance measures, as determined by the Compensation Committee on an annual basis. For fiscal year 2011, ended December 31, 2011, Mr. Wolff was eligible to receive incentive compensation in an amount equal to 40% of his annual base compensation, pro-rated to reflect his partial year employment with the Company during fiscal year 2011.

(27) Mr. Wolff's fiscal year 2011 compensation included $449 for group term life insurance premiums.

Narrative Disclosure of Executive Compensation and Additional Disclosures

The principal components of compensation for our executives are: (1) base salary; (2) performance-based cash incentive payments (sometimes referred to as "annual incentives"); (3) long-term incentive compensation; (4) non-qualified deferred compensation benefits; and (5) perquisites and other personal benefits. Information concerning the foregoing, the material terms of our named executive officers' employment agreements or arrangements and their compensation during fiscal years 2012 and 2011, and the material terms of plans providing for payments of retirement benefits or payments in connection with resignation, retirement or other termination or change in control, follows.

Employment Agreements/Arrangements—Named Executive Officers Currently Employed by the Company

The information provided below relates to named executive officers who are currently employed by the Company.

Brittany B. McKinney

Term; Base Salary; Cash (Non-Equity) and Long-Term (Equity) Incentives

Ms. McKinney is the Company's President and CEO, effective March 1, 2011. Before that, she served as the Company's Interim President and CEO (from September 29, 2010 through the date of her appointment as President and CEO).

Prior to being appointed Interim President and CEO, Ms. McKinney was the Company's Senior Vice President, Central Region and, before that, Ms. McKinney served as AIC's Vice President of Corporate Development. Prior to joining AIC in November 2007, Ms. McKinney served as Director of Operations and Integration Program Manager at Fujitsu Consulting. Prior to its acquisition by Fujitsu in 2005, Ms. McKinney served as a director-level employee at BORN Information Services, Inc. where she contributed to corporate strategy and planning initiatives.

Ms. McKinney and the Company entered into an Employment Agreement (the "Agreement"), effective as of March 1, 2011, which provides for an initial term of one year, with automatic one-year renewals unless either party gives proper notice of nonrenewal. The Agreement was automatically renewed on March 1, 2013 (the anniversary of its effective date) as neither the Company nor Ms. McKinney provided written notice of non-renewal.

The Agreement also provides that the Board of Directors would nominate Ms. McKinney as a candidate for election as a director at the Company's 2011 Annual Meeting of Shareholders and that she would continue to serve as a member of the Board until termination of her employment, her resignation from Board, the Board's failure to nominate her for re-election (and the subsequent completion of her term as a member of the Board of Directors), her removal from the Board pursuant to Minnesota statutes, or her failure to be reelected to the Board by the Company's shareholders.

The Agreement provides that Ms. McKinney will receive base compensation of $325,000 per year and will be eligible to earn an annual cash incentive payment in the target amount of 50% of her annual base compensation for the year in which the bonus was earned, contingent upon meeting certain individual and company performance objectives set by the Compensation Committee of the Company's Board of Directors (the "Committee") on an annual basis. The Agreement further provides that the Company will grant Ms. McKinney 50,000 stock options and 50,000 restricted stock awards simultaneously with the parties' execution of the Agreement. Additional information concerning these grants is set forth below under "*The 2011 Equity Grants*."

2012 Non-Equity Incentive Plan Compensation

Ms. McKinney did not receive an annual incentive for services rendered during fiscal year 2012 as the Company did not achieve the targeted financial performance stated in the Company's 2012 Annual Management Incentive Plan (AMIP). (See "Annual Cash (Non-Equity) Incentive Compensation" below for further information on the AMIP.)

2011 Non-Equity Incentive Plan Compensation

Ms. McKinney was paid an annual incentive in the amount of $129,257 for services rendered during fiscal year 2011 for meeting certain Company performance measures during that year

Equity Grants

The 2012 Equity Grants

Effective March 15, 2012 the Board of Directors, acting on the recommendation of the Compensation Committee, granted Ms. McKinney options to acquire 16,250 shares of the Company's common stock at the closing price on the date of grant ($5.78 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years. The 2012 options were granted under the Company's 2004 Equity Incentive Plan, which does not contain any provision which would automatically accelerate the vesting of the 2012 options upon a change in control. The 2004 Equity Incentive Plan does, however, permit the Board of Directors to provide, among other things, for the equitable acceleration of the exercisability of any outstanding options in the event of an acquisition of the Company through the sale of substantially all of the Company's assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture or liquidation of the Company.

Also effective March 15, 2012 the Company awarded Ms. McKinney 16,250 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. The 2012 restricted stock unit award was made under the Company's 2009 Equity Incentive Plan, and the Restricted Stock Unit Award Agreement pursuant to which the 2012 restricted stock unit award was granted provides that in the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2012 restricted stock unit award will become fully vested and exercisable.

The 2011 Equity Grants

Effective March 1, 2011, in connection with her appointment as President and CEO and pursuant to the terms of her Employment Agreement, the Company granted Ms. McKinney options to acquire 50,000 shares of the Company's common stock at the closing price on the date of grant ($4.40 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years. The 2011 grant of options was made under the Company's 2009 Equity Incentive Plan, and the Incentive Stock Option Agreement pursuant to which the options were granted provides that in the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2011 options will become fully vested and exercisable.

Also effective March 1, 2011 (and also in connection with her appointment as President and CEO and pursuant to the terms of her Employment Agreement), the Company awarded Ms. McKinney 50,000 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. The 2011 restricted stock unit award was made under the Company's 2009 Equity Incentive Plan, and the Restricted Stock Unit Award Agreement pursuant to which the 2011 restricted stock unit award was granted provides that in the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2011 restricted stock unit award will become fully vested and exercisable.

Deferred Compensation

Ms. McKinney is the only remaining participant in the Company's Restated SERP (nonqualified deferred compensation plan). Effective January 3, 2010, the Company discontinued all basic employer contributions under the Restated SERP. Existing SERP balances continue to receive interest contributions equal to the 10 year Treasury rate plus one to three percent as determined each year by the Board of Directors. The amounts of $472 and $674, incurred by the Company in fiscal years 2012 and 2011 respectively, are included in the "All Other Compensation" column for Ms. McKinney's compensation in the Summary Compensation Table. No above-market interest was accrued by the Company in fiscal years 2012 and 2011.

Termination, Severance and Change of Control

Termination and Severance

Either the Company or Ms. McKinney may terminate the Agreement, and her employment, at any time.

In the event Ms. McKinney's employment is terminated by the Company without "Good Cause" (as defined in the Agreement) or by Ms. McKinney on the basis of a constructive termination without Cause (as defined in the Agreement), the Company will pay to Ms. McKinney a lump sum equal to her annual base salary then in effect and will also pay her an incentive compensation bonus for the then-current fiscal year, prorated over the portion of the fiscal year for which she was employed, to the extent accrued as of the date of termination without Cause, and reimburse her for medical insurance premium payments made under COBRA for a period of up to six months, following her execution (and non-revocation) of a general release of claims in form and substance acceptable to the Board of Directors.

Under the terms of the Agreement, the Company may at any time immediately terminate Ms. McKinney's employment for Good Cause. In the event of a termination for cause, the Company is required to deliver a written notice to Ms. McKinney stating the basis for such cause but is not obligated to pay any form of severance or other compensation to Ms. McKinney.

Change of Control

Although Ms. McKinney's Employment Agreement does not itself provide change of control protections, she is a participant in the Analysts International Corporation Change in Control Severance Pay Plan described below.

Lynn L. Blake

Term; Base Salary; Cash (Non-Equity) and Long-Term (Equity) Incentives

Lynn L. Blake is the Company's Senior Vice President, Chief Financial Officer and Treasurer, effective July 2, 2012. Prior to this appointment, since June 2007, Ms. Blake served as the Vice President of Finance and Chief Accounting Officer at Entegris, Inc., a publicly traded, $700 million global provider of products and materials used in advanced high-technology manufacturing. Before then, from February 2002 through June 2007, Ms. Blake served as Corporate Controller at MTS Systems Corporation, a publicly traded global manufacturing company.

On June 8, 2012, the Company and Ms. Blake entered into an Employment Agreement (the "Agreement") with an effective date of July 2, 2012, which provides that Ms. Blake will be employed as Senior Vice President, Chief Financial Officer and Treasurer of the Company for an initial term of one year. Thereafter, the Agreement automatically renews for successive one-year renewal terms (each, a "Renewal Term") until the Company or Ms. Blake provides notice of non-renewal in writing to the other at least 30 days prior to the applicable renewal date.

The Agreement provides that Ms. Blake will receive base compensation of $250,000 per year and, during any Renewal Term, will be eligible to earn an annual cash incentive payment in an amount up to 50% of her annual base compensation for the year in which the bonus was earned, contingent upon meeting certain individual and company performance objectives set by the Compensation Committee of the Company's Board of Directors (the "Committee") on an annual basis. For the Company's fiscal year 2012, which ended on December 29, 2012, the Agreement provides that Ms. Blake will be eligible to receive a bonus in an amount to be established by the Compensation Committee based on the achievement of certain performance goals to be mutually agreed within 90 days after the effective date of July 2, 2012.

The Agreement additionally provides that Ms. Blake will be granted 25,000 stock options and awarded 25,000 restricted stock units under the Company's 2004 Equity Incentive Plan and 2009 Equity Incentive Plan, respectively. Additional information concerning these grants is set forth below under "*The 2012 Equity Grants*."

2012 Bonus

Ms. Blake was paid a discretionary bonus for services rendered during fiscal year 2012 in the amount of $75,000, based on the achievement of certain performance goals, as approved and ratified by the Compensation Committee.

Equity Grants

The 2012 Equity Grants

Effective July 2, 2012, in connection with her appointment as Senior Vice President, Chief Financial Officer and Treasurer and pursuant to the terms of her Employment Agreement, the Company granted Ms. Blake options to acquire 25,000 shares of the Company's common stock at the closing price on the date of grant ($4.28 per share). One-quarter of the options vested immediately, and the remainder will vest ratably on an annual basis over the following three years. The 2012 options were granted under the Company's 2004 Equity Incentive Plan, which does not contain any provision which would automatically accelerate the vesting of the 2012 options upon a change in control. The 2004 Equity Incentive Plan does, however, permit the Board of Directors to provide, among other things, for the equitable acceleration of the exercisability of any outstanding options in the event of an acquisition of the Company through the sale of substantially all of the Company's assets and the consequent discontinuance of its business or through a merger, consolidation, exchange, reorganization, reclassification, extraordinary dividend, divestiture or liquidation of the Company.

Also effective July 2, 2012 (and also in connection with her appointment as Senior Vice President, Chief Financial Officer and Treasurer and pursuant to the terms of her Employment Agreement), the Company awarded Ms. Blake 25,000 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder will vest ratably on an annual basis over the following three years. The 2012 restricted stock unit award was made under the Company's 2009 Equity Incentive Plan, and the Restricted Stock Unit Award Agreement pursuant to which the 2012 restricted stock unit award was granted provides that in the event of a change of control (as defined in the 2009 Equity Incentive Plan), the 2012 restricted stock unit award will become fully vested and exercisable.

Termination, Severance and Change of Control

Termination and Severance

Notwithstanding the term of the Agreement, either party has the right to terminate the Agreement and Ms. Blake's employment at any time. In the event Ms. Blake's employment is terminated by the Company during the original term or any renewal term without "Cause" (as defined in the Agreement), the Company will pay severance to Ms. Blake by continuing to pay her base compensation for six months after any such termination (which increases to 12 months if Ms. Blake has completed three years of service under the Agreement), provided that she first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the Company, in form and substance acceptable to the Company. If the Company terminates Ms. Blake's employment for Cause, no severance is payable and the Company will have no further obligation or liability to her. If the Company elects not to renew the Agreement beyond expiration of the then-current term, the Company will pay severance to Ms. Blake by continuing to pay her base compensation for four (4) months after the Agreement expires, provided that she first signs all appropriate paperwork, including providing a full release (not later revoked within the statutory period) of all claims against the

Company, in form and substance acceptable to the Company.

Change of Control

Although Ms. Blake's Employment Agreement does not itself provide change of control protections, she is a participant in the Analysts International Corporation Change in Control Severance Pay Plan described below.

Change in Control Severance Pay Plan

Certain senior executives are covered by the Analysts International Corporation Change in Control Severance Pay Plan (the "Plan"). The purpose of the Plan, which took effect on March 1, 2011, is to provide benefits to certain "qualified employees" whose employment is terminated in connection with a "Change of Control" (as defined in the Plan). For purposes of the Plan, the term "qualified employee" means any individual who (i) is either (a) an officer of the Company in the position of Senior Vice President or above whose employment has been approved by the Board or the Compensation Committee of the Board (the "Committee"), or (b) a management level or other highly compensated employee of the Company who is selected as a "qualified employee" by the Board or the Committee; (ii) is not a party to a separate written agreement with the Company which expressly provides that the individual is not eligible to participate in the Plan; and (iii) is not a party to a separate written agreement with the Company that provides severance benefits to the individual in the event of a Change in Control.

A participant in the Plan will be entitled to certain severance payments and benefits if (i) the participant's employment is terminated by the Company without "Cause" or by the participant for "Good Reason" (as such terms are defined in the Plan), and (ii) such termination occurs either (a) within the period beginning on the date of a change in control and ending on the last day of the twelfth month that begins after the month in which the change in control occurs, or (b) prior to a change in control if the termination occurs in connection with the change in control.

If terminated or separated from the Company under the circumstances set forth above, a participant will be entitled to a lump sum payment equal to the participant's annual base salary then in effect. In addition, following such termination or separation, all non-competition agreements (or non-competition provisions within other agreements) restricting the activities of the participant will be null and void and of no further force and effect.

Severance Arrangements with Named Executive Officers Who Are No Longer Employed by the Company

The information below provides disclosures as to the severance and other post-employment arrangements with one named executive officer who is no longer employed by the Company. Although Mr. Wolff is no longer employed by the Company, he was one of our two most highly compensated executive officers other than the CEO during the last completed fiscal year (2012), which is why information about his compensation is included in this Proxy Statement.

William R. Wolff (former Senior Vice President, Chief Financial Officer)

William R. Wolff was the Company's Senior Vice President, Chief Financial Officer from August 8, 2011 until June 12,

2012, when he resigned from his employment effective as of the close of business on June 29, 2012.

On June 12, 2012, the Company entered into a Separation Agreement and Release of Claims with Mr. Wolff (the "Separation Agreement"). The Separation Agreement provided, among other things, that as severance compensation Mr. Wolff would continue to receive his regular base salary of $230,000 per annum through (and ending on) December 7, 2012, and would receive reimbursement of his medical insurance premium payments made under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") through December 31, 2012 (not to exceed $1,800 per month). The Separation Agreement included a release of all claims arising out of or relating to Mr. Wolff's employment with the Company or the termination of that employment. In accordance with the requirements of Minnesota law, the Separation Agreement provided that Mr. Wolff had the right to revoke the release of claims contained in the agreement within 15 calendar days after signing the agreement, and also provided for a concurrent revocation period of seven calendar days after signing the agreement under the federal Age Discrimination in Employment Act.

Status of Equity Grants

Effective March 15, 2012 the Board of Directors, acting on the recommendation of the Compensation Committee, granted Mr. Wolff options to acquire 7,500 shares of the Company's common stock at the closing price on the date of grant ($5.78 per share). One-quarter of the options vested immediately, and the remainder were to vest ratably on an annual basis over the following three years. Also effective March 15, 2012 the Company awarded Mr. Wolff 7,500 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder were to vest ratably on an annual basis over the following three years.

Effective August 9, 2011, in connection with his appointment as Senior Vice President, Chief Financial Officer, the Board of Directors approved the grant to Mr. Wolff of options to acquire 20,000 shares of the Company's common stock at the closing price on the date of the grant ($3.10 per share). One-quarter of the options vested immediately, and the remainder were to vest ratably on an annual basis over the following three years. Also effective August 9, 2011 the Company awarded Mr. Wolff 20,000 restricted stock units. One-quarter of the restricted stock unit award vested immediately and the remainder were to vest ratably on an annual basis over the following three years.

In accordance with the provisions of the applicable Incentive Stock Option and Restricted Stock Unit Agreements, all rights to future vesting under his option awards and all unvested restricted stock units were forfeited upon his resignation and all stock options held by Mr. Wolff terminated in their entirety on the three-month anniversary of such resignation.

Pursuant to the applicable Restricted Stock Unit Agreements, in fiscal year 2012 Mr. Wolff was issued 1,875 shares of Company Common Stock and in fiscal year 2011 he was issued 5,000 shares of Company Common Stock.

Annual Cash (Non-Equity) Incentive Compensation

During fiscal year 2011 the Compensation Committee approved the Company's 2012 Annual Management Incentive Plan

(AMIP). In general, the AMIP reflects the view of the Compensation Committee, shared by the Board, that executive compensation arrangements should be structured to reflect rewards for achievement of goals that are consistent with the creation of shareholder value.

Fiscal Year 2012

The Company did not achieve the targeted financial performance stated in the AMIP for fiscal year 2012 and accordingly no bonuses were paid pursuant to the AMIP.

Fiscal Year 2011

Based on Company performance during fiscal year 2011, the Compensation Committee recommended, and the Board of Directors approved, discretionary incentive compensation for fiscal year 2011.

Equity Incentive Compensation

Under the Company's equity incentive plans, the Compensation Committee has made stock option grants and/or restricted stock awards from time to time to named executives and other employees in connection with entering into an employment agreement or in recognition of individual contributions to our performance. These plans also allow the Company to continue to make stock option grants and award restricted stock to attract and maintain a talented management team for the benefit of our shareholders.

When making such stock option grants or when issuing restricted stock or restricted stock unit awards, the Compensation Committee takes into account:

- the employee's performance and contribution to our financial performance and operational objectives;
- the number and value of shares awarded and options granted previously to the employee;
- the number of shares available for grant under our plans;
- the value of the shares underlying stock options and restricted stock awards; and
- the overall net stock dilution created by the stock option grants and restricted stock awards.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) limits deductions for certain executive compensation in excess of $1,000,000 in any given year. Since corporate objectives may not always be consistent with the requirements for full deductibility, our Compensation Committee is prepared, if it deems appropriate, to enter into compensation arrangements under which payments may not be deductible under section 162(m). The Committee will consider deductibility of executive compensation, but deductibility will not be the sole factor used by the Committee in ascertaining appropriate levels or modes of compensation. When it is feasible to do so, we will seek to maximize the deductibility for tax purposes of all elements of compensation under section 162(m) of the Internal Revenue Code. Certain types of compensation are deductible only if performance criteria are specified in detail and payments are contingent upon shareholder approval of the compensation arrangement.

Outstanding Equity Awards At Fiscal Year-End

Name	Option Awards(1)					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brittany B. McKinney	20,000	—	—	$6.75	6/27/2018	—	—	—	—
	10,000	—	—	$3.75	9/11/2019	—	—	—	—
	11,250	3,750(2)	—	$2.82	3/2/2020	—	—	—	—
	25,000	25,000(3)	—	$4.40	3/1/2021	25,000	79,250	—	—
	4,062	12,188(4)	—	$5.78	3/15/2022	12,188	38,636	—	—
Lynn L. Blake	6,250	18,750(5)	—	$4.28	7/2/2022	18,750	59,438	—	—
William R. Wolff(6)	—	—	—	—	—	—	—	—	—

(1) All figures in this table are presented on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.

(2) Ms. McKinney's unvested stock options will vest annually, the final increment of 3,750 on March 2, 2013, with an exercise price of $2.82. The options expire on March 2, 2020.

(3) Ms. McKinney's unvested stock options will vest annually in increments of 12,500 on March 2, 2013 and March 2, 2014, with an exercise price of $4.40. The options expire on March 1, 2021.

(4) Ms. McKinney's unvested stock options will vest annually in increments of 4,062 on March 15, 2013 and 4,063 on March 15, 2014 and on March 15, 2015, with an exercise price of $5.78. The options expire on March 15, 2022.

(5) Ms. Blake's unvested stock options will vest annually in increments of 6,250 on July 2, 2013, July 2, 2014 and July 2, 2015 with an exercise price of $4.28. The options expire on July 2, 2022.

(6) William R. Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective as of the close of business on June 29, 2012. As noted in the "Status of Equity Grants" section of the narrative disclosure of the severance arrangements with Mr. Wolff at page 32 above, all rights to future vesting under his option awards and all unvested restricted stock units were forfeited upon his resignation and all stock options held by Mr. Wolff terminated in their entirety upon the three-month anniversary of such resignation.

Board of Directors Compensation—2012 Fiscal Year[1]

Name	Fees Earned or Paid in Cash ($)	Stock Awards[2][3] ($)	Option Awards[4][5] ($)	Non-Equity Incentive Plan Compensation[6] ($)	Nonqualified Deferred Compensation Earnings[7] ($)	All Other Compensation ($)	Total ($)
Brigid A. Bonner	60,000	1,150	5,880	—	—	—	67,030
Krzysztof K. Burhardt	62,500	1,150	5,880	—	—	—	69,530
Joseph T. Dunsmore	55,000	1,150	5,880	—	—	—	62,030
Galen G. Johnson	55,000	1,150	5,880	—	—	—	62,030
Douglas C. Neve	105,000	2,300	8,820	—	—	—	116,120
Robert E. Woods	—	—	—	—	—	—	—

(1) Information concerning the compensation of Brittany B. McKinney as a director during fiscal year 2012 is fully reflected in the Summary Compensation table found at page 23 above.

(2) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 1 to our audited financial statements for the fiscal year ended December 29, 2012 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2013.

(3) In accordance with compensation policies previously established by the Board of Directors and for their service as directors during fiscal year 2012, on January 3, 2012 each director received an annual equity grant of 200 shares (as chair, Mr. Neve's annual equity grant for fiscal year 2012 was 400 shares). All awards are fully vested upon grant.

(4) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 1 to our audited financial statements for the fiscal year ended December 29, 2012 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2013.

(5) In accordance with compensation policies previously established by the Board of Directors and for their service as directors during fiscal year 2012, on January 3, 2012 options to purchase 1,600 shares of the Company's common stock (as Chair, Mr. Neve's annual option grant for 2012 was 2,400 shares) were granted to all directors at an exercise price of $5.75. These options vest in increments of one quarter annually over four years beginning January 3, 2013.

(6) We do not maintain a non-equity incentive plan for members of the Board of Directors.

(7) We do not maintain defined benefit or pension plans for members of the Board of Directors.

Narrative Disclosure of Director Compensation

Cash Compensation

Pursuant to a resolution of the Board of Directors adopted in December 2011, during fiscal year 2012 each of our independent directors (other than the Chair) was paid an annual retainer of $55,000, plus expenses, and the Chair was paid an annual retainer of $95,000, plus expenses. Also, the chair of the Nominating and Governance Committee was paid an additional $5,000 per year; the chair of the Compensation Committee was paid an additional $7,500; and the chair of the Audit Committee was paid an additional $10,000 per year. All such amounts were paid quarterly.

No director is paid a separate fee for attending Board or Committee meetings. In accordance with Company policies, employee and related-person directors did not receive compensation for their service as directors during 2012.

Equity Compensation

A portion of our directors' annual compensation includes annual stock option grants and stock awards. On the first business day after the first of each calendar year, the Chair of the Board is granted an option to purchase 2,400 shares of our common stock while the other independent directors are granted options to purchase 1,600 shares of our common stock. The exercise price of the options is the fair market value of our common stock at the close of trading on the date of grant. Each option has a term of ten years and becomes exercisable in four equal installments commencing on the first anniversary of the date of grant and continuing for the three successive anniversaries thereafter. In the event of the retirement (as defined in the Plan), disability or death of an independent director, all options granted to such director under the 2004 Equity Incentive Plan (as amended May 25, 2006) are immediately exercisable. In addition, on the first business day of each calendar year, the Chair of the Board receives an equity grant of 400 shares of our common stock and the other independent directors receive 200 shares of common issued from the 2004 Equity Incentive Plan (as amended May 25, 2006).

Indemnification

Our Bylaws instruct us to indemnify our directors and officers to the fullest extent to which officers and directors may be indemnified under Minnesota corporate law.

Report of the Audit Committee

The role of the Audit Committee is to oversee the Company's financial reporting process. Management is responsible for the Company's financial statements and reporting process, including the Company's systems of internal controls. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America. A copy of the Audit Committee Charter, which was revised and adopted by the Company's Board of Directors on November 4, 2009 and further amended on November 1, 2011, describes the role of the Audit Committee in overseeing the Company's financial reporting process. The Charter is available free of charge on the Company's *Investor Relations* page of its website.

In performing its functions, the Audit Committee reports that:

- The Committee met with the Company's independent registered public accounting firm, with and without management present, to discuss the overall scope and plans for their audit, the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting;

- The Committee reviewed and discussed with management the audited financial statements included in the Company's Annual Report, management's representations regarding the financial statements and the Company's internal controls;

- The Committee discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards AU § 380), as modified, amended or supplemented;

- The Committee received the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and discussed with them matters relating to their independence;

- The Committee received information from management and the independent registered public accounting firm with respect to non-audit services provided by the Company's independent registered public accounting firm, and considered whether the provision of those services is compatible with maintaining the auditors' independence; and

- The individual Committee members and the Committee as a whole comply with the independence requirements set forth in applicable regulations.

Based upon its reviews and discussions with the independent registered public accounting firm and management, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2012 for filing with the Securities and Exchange Commission.

Douglas C. Neve, Chair
Krzysztof K. Burhardt
Galen G. Johnson

Members of the Audit Committee

OTHER INFORMATION

Other Business

Management is not aware of any other items of business which will be presented for shareholder action at the Annual Meeting. Should any other matters properly come before the meeting for action by shareholders, the shares represented by proxies will be voted in accordance with the judgment of the persons voting the proxies.

2014 Shareholder Proposals

The proxy rules of the Securities and Exchange Commission permit shareholders of a company, after timely notice to the company, to present proposals for shareholder action in the company's Proxy Statement where such proposals are consistent with applicable law, pertain to matters appropriate for shareholder action and are not properly omitted by company action in accordance with the proxy rules. Shareholder proposals (other than director nominations) that are submitted for inclusion in our Proxy Statement for our 2014 annual meeting of shareholders must follow the procedures set forth in Rule 14a-8 promulgated under the Securities Exchange Act of 1934 and our bylaws. To be timely under Rule 14a-8, such proposals must be received by us at our main headquarters office not later than December 17, 2013.

Pursuant to our bylaws, in order for any other proposal to be properly brought before the next annual meeting by a shareholder, including a nominee for director to be considered at the next annual meeting, a shareholder must give written notice of such shareholder's intent to bring a matter before the annual meeting, or nominate the director, in a timely manner. To be timely under our bylaws, generally speaking the notice must be given by such shareholder to the Company's Secretary not less than 120 days before the first anniversary of the date of the preceding year's annual meeting of shareholders. As set forth in greater detail in our bylaws, each such notice must contain certain information with respect to the shareholder who intends to bring such matters before the meeting and the item of business the shareholder proposes to bring before the meeting. Shareholders are advised to review our bylaws carefully regarding the requirements for proposals and director nominations. Under Article III, Sections 5 and 6 of the Company's By-Laws, as amended, shareholder proposals received after January 21, 2014 will not be considered.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires the Company's directors, and executive officers, and persons who beneficially own more than ten percent (10%) of the Company's Common Stock, to file with the Securities and Exchange Commission ("Commission") initial reports of beneficial ownership and reports of changes in beneficial ownership of common shares of the Company. Specific due dates for those reports have been established, and the Company is required to disclose in this Proxy Statement any failure to file by those due dates during fiscal 2012. Directors, officers and greater than ten percent shareholders are required by the regulations of the Commission to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, or written representations that no other reports were required, the Company believes that during the fiscal year ended December 29, 2012, all Form 3, Form 4 and Form 5 filing requirements were met for fiscal year 2012.

ANNUAL REPORT/FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2012, including financial statements and a list of exhibits to such Form 10-K, accompanies this Notice of Annual Meeting and Proxy Statement.

The Company will furnish to any such person any exhibit described in the list accompanying the Form 10-K free of charge. Requests for a copy of the Form 10-K and/or any exhibits(s) should be directed to the Secretary of Analysts International Corporation, 7700 France Avenue South, Suite 200, Edina, Minnesota 55435. Your request must contain a representation that, as of April 1, 2013, you were a beneficial owner of shares entitled to vote at the 2013 Annual Meeting of Shareholders.

By Order of the Board of Directors



Robert E. Woods
Secretary

Whether or not you plan to attend the meeting, please fill in, date and sign the proxy exactly as your name appears thereon and mail it promptly in the envelope provided with the proxy card, or vote your shares over the Internet or telephone by following the instructions on the proxy card.

(This page has been left blank intentionally.)

CORPORATE INFORMATION

Transfer Agent

The Company's Transfer Agent is Wells Fargo Bank, National Association. You may contact Wells Fargo Shareholder Services[SM] as follows:

Internet:
Shareholder Online–**www.shareholderonline.com**
24 hours a day, 7 days a week

(From this site, you may also contact Wells Fargo Shareholder Services via email by clicking "Contact Us" on the bottom of the web page. The next page you will be routed to has a secured "email us" link.)

Telephone
(800) 468-9716
Use the Wells Fargo Shareholder Services automated system 24 hours a day, 7 days a week. Or speak with a customer service representative from 7:00 a.m. to 7:00 p.m. Central Time, Monday through Friday.

Mail
Shareholder Services
P.O. Box 64874
St Paul, Minnesota 55164-0874

Courier
Shareholder Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120

Investor Relations

Securities analysts and investors should contact Investor Relations by writing to the Company's headquarters or by calling (952) 835-5900.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, 50 South Sixth Street, Suite 2800, Minneapolis, Minnesota 55402

Corporate Headquarters

Our corporate headquarters are located at 7700 France Avenue South, Suite 200, Edina, Minnesota 55435.

Corporate Governance

The Company maintains a website at www.analysts.com. Visitors to the Company website can view and print copies of the Company's SEC filings, including Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after the filings are made with the SEC. Copies of the Company's Code of Ethical Business Conduct and its Code of Ethics for Senior Financial Executives are available through the Company website. Alternatively, shareholders may obtain, without charge, copies of all of these documents, as well as additional copies of this report, by writing to Investor Relations at the Company's headquarters. Please note that the information contained on the Company's website is not incorporated by reference in, or considered to be a part of, this document.

LEADERSHIP INFORMATION

Directors

Brigid A. Bonner

Dr. Krzysztof K. Burhardt

Joseph T. Dunsmore

Galen G. Johnson

Brittany B. McKinney

Douglas C. Neve

Robert E. Woods

Executive Officers

Brittany B. McKinney,
President and
Chief Executive Officer

Lynn L. Blake,
Senior Vice President, Chief
Financial Officer

John O'Donnell
Senior Vice President,
Strategic Sales and
Development

Randy D. Hall
Senior Vice President,
Central Region

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2012

Commission File number 1-33981

ANALYSTS INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota	**41-0905408**
(State of incorporation)	(I.R.S. Employer Identification No.)
7700 France Ave South, Minneapolis, Minnesota	**55435**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(952) 835-5900**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.10 per share
(Title of class)

Common Share Purchase Rights
(Title of class)

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (Common Stock) held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2012) was $21,773,282 based upon the closing price as reported by Nasdaq.

As of February 20, 2013, there were 5,085,355 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of the Form 10-K is incorporated by reference from the registrant's definitive proxy statement which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

PART I

Item 1. Business.

Company Overview

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is a national information technology ("IT") services company. We employ approximately 900 IT professionals, management and administrative staff and are focused on serving the IT needs of mid-market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

From IT Staffing to Project Based Solutions, we provide a broad range of services designed to help businesses and government agencies drive value, control costs and deliver on the promise of a more efficient and productive enterprise. Our value proposition is based on:

- Our 47 years of experience in the IT staffing industry—our understanding of the labor market, the requirements of complex organizations and the competitive pricing and compensation rates for quality IT professionals;
- Our long-standing client relationships;
- Our extensive network of qualified IT professionals;
- Our recruiting process, which is designed to source, qualify and quickly respond with IT professionals that meet our clients' requirements; and
- Our company-wide commitment to quality in all aspects of the business.

We deliver our IT services across a broad spectrum of industries. We utilize a branch-based model, staffed with account executives and recruiters serving both local and national accounts. Our IT consultants are primarily located at various client sites throughout North America.

Our goal is to be an employer of choice within the IT services industry. We believe we offer competitive compensation and benefits packages to our consultants, account executives, recruiters and management personnel. The average tenure of our IT consultants is between 3 and 4 years, which reflects our commitment to our consultants and our ability to best match their talents to assignments.

IT Services

We provide quality IT professionals across a number of technology disciplines to companies in diversified industries. We maintain a strong consultant network, which is comprised of full-time and temporary employees and contract professionals. When recruiting candidates, we tailor our searches to match our clients' requirements and search through our consultant network, job boards and referrals. This client-centric approach leads to more successful placements and faster ramp-up times that add value for our clients.

The majority of our contracts are billed on a time and materials basis, and revenue is recognized as hours are worked and costs are expended. We invoice our clients in accordance with the terms of our client agreements, which is primarily on a monthly basis. Our standard credit terms require our invoices to be paid within 30 days from receipt by the client.

We generally do not have exclusivity with respect to our clients' IT staffing needs. Our clients typically use multiple IT staffing firms to ensure a competitive environment and award contracts based on price, candidate quality, fit and prior relationships.

We use three primary delivery methods for our IT Services: Staff Augmentation, Managed Teams and Project-Based Solutions. The type of delivery method is determined by the needs and objectives of our clients.

Staff Augmentation

In Staff Augmentation, we source IT talent in line with our clients' requirements to work with their internal staff and provide them with a flexible staffing model to meet their varying needs. In Staff Augmentation engagements, our client provides overall direction for the duration of the engagement.

Managed Teams

Another form of staff augmentation services, our Managed Teams source IT talent and construct project teams in line with client requirements. While clients maintain responsibility for overall project management and direction, our project managers direct the project team throughout the engagement and provide a single point of contact for client communications, requirements definition, and administrative and process compliance. The result is a specifically constructed team with the appropriate support that provides our clients with a flexible solution.

Project-Based Solutions

Our Project-Based Solutions practices deliver custom application and systems integration solutions. We determine contract pricing based on bill rates and mark-ups on our employees' hourly pay rates, the hourly cost of our contract professionals and the negotiated cost of our subsuppliers. The majority of our Project-Based Solutions contracts are fixed-price contracts, and we invoice our clients in accordance with the terms of those contracts.

Segment Reporting

The Company has two operating segments—"staffing" (which consists of staff augmentation services, including managed teams) and "solutions." Based on the guidance and criteria described in FASB ASC Topic 280, *Segment Reporting* ("ASC 280"), we aggregate our staffing operating segment and solutions operating segment into one reportable segment. The goal of our staffing operating segment is to provide high-quality supplemental staffing services to a broad range of clients. The goal of our solutions operating segment is to provide a solution to the client in the form of developed software and services, technology products and staffing support services.

Seasonality

We experience seasonality in our business. Quarterly results may fluctuate depending on, among other things, the number of billing days in a quarter and the seasonality of our clients' businesses. As a result of the timing of holidays, seasonal vacation time taken by our IT consultants and the volume of contract renewals, we generally experience lower billable hours per consultant and lower revenues in the first and fourth quarters during a fiscal year.

Client Information

Approximately 95% of our fiscal year 2012 revenue is from services provided to our existing client base, which consists primarily of mid-market to Fortune 500 companies. This high percentage of repeat business demonstrates our commitment to client satisfaction and the development of long-term relationships with our clients. Many of our client relationships date back more than a decade, some as far back as 25 years.

We provided services to more than 225 clients during fiscal 2012. Our revenue for fiscal 2012 was derived from services rendered to clients in the following industry groups:

	Approximate Percent of FY 2012 Revenue
Business & Technology Services	25.6%
Manufacturing	24.3%
Energy	16.8%
Government	10.3%
Retail	7.1%
Other	5.2%
Healthcare	4.2%
Finance & Insurance	3.0%
Utilities	2.8%
Communications	0.7%

International Business Machines Corporation ("IBM") and Chevron have been significant clients of ours for several years. The services we provide to IBM and Chevron are predominantly in the area of staff augmentation. The IBM and the Chevron business accounted for approximately 7%, 7% and 11% and 14%, 11% and 9%, respectively, of our total revenue for fiscal years 2012, 2011 and 2010, respectively.

Personnel

Our business is dependent on our ability to attract and retain talented personnel to serve our clients. Our staff consists of 871 personnel. Of these, 763 are IT professionals and 108 are individuals who work in sales, recruiting, management, delivery, administrative and support positions. No employees are covered by a collective bargaining agreement or are represented by a labor union. AIC is an equal opportunity employer.

Competition

The IT services industry is extremely competitive and fragmented, with limited barriers to entry. Our branch offices compete primarily with local IT services firms and with regional and national companies.

We compete with numerous independent contractors and smaller IT staffing firms that primarily concentrate their resources in one geographic market. On a regional and national basis, we compete with national IT services companies and with the computer consulting and/or IT staffing divisions of larger companies. These companies are substantially larger than us in terms of sales volumes and personnel and have substantially greater financial resources.

Fiscal 2012 Business Developments

Leadership

On June 12, 2012, William R. Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective as of the close of business on June 29, 2012.

On June 8, 2012, the Company and Lynn L. Blake entered into an Employment Agreement with an effective date of July 2, 2012, which provided that Ms. Blake would be employed as Senior Vice President, Chief Financial Officer and Treasurer of the Company. For the past five years, Ms. Blake had served as the Vice President of Finance and Chief Accounting Officer at Entegris, Inc., a publicly traded global provider of products and materials used in advanced high-technology manufacturing.

Enterprise Resource Planning ("ERP") Solution

On August 18, 2011, our Board of Directors approved a project to replace our financial and human resource information systems with a fully integrated ERP system. The initial implementation of the ERP system was completed in early fiscal 2012 and resulted in approximately $1.5 million of costs being capitalized in fiscal 2011. Through the end of fiscal 2012, we capitalized additional costs related to the ERP system of approximately $0.7 million. The ERP system has allowed us to streamline our business processes and attain cost efficient scalability as well as improve management reporting and analysis.

Revolving Credit Facility

On February 23, 2011, we entered into the First Amendment to the Credit and Security Agreement ("Amended Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo"), which amended the terms of the credit facility and extended the maturity date to September 30, 2014. Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit.

On September 21, 2011, we entered into the Second Amendment to the Amended Credit Facility with Wells Fargo, which increased our annual capital expenditures covenant for fiscal 2011 from $2.0 million to $2.5 million.

On February 22, 2012, we entered into the Third Amendment to the Amended Credit Facility ("Third Amendment") with Wells Fargo. The Third Amendment increased the total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, by approximately $4.0 million. In addition, the Third Amendment increased our minimum trailing twelve months earnings before taxes financial covenant from a loss of $0.8 million to earnings of $0.25 million. Finally, the Third Amendment added an additional financial covenant which will require us to maintain a minimum excess borrowing base availability of not less than $3.0 million for each reporting period in fiscal 2012 and thereafter.

On February 20, 2013, we entered into the Fourth Amendment to the Amended Credit Facility ("Fourth Amendment") with Wells Fargo. The Fourth Amendment adjusted certain collateral borrowing base calculations associated with our eligible unbilled accounts receivable and is expected to increase our borrowing availability in periods in which our fiscal period ends prior to the calendar month end, which affects our unbilled accounts receivable levels for clients on a calendar month billing cycle. In addition, the Fourth Amendment extended the term of the Amended Credit Facility from September 30, 2014 to September 30, 2016. Finally, the Fourth Amendment adjusted our minimum trailing twelve months earnings before taxes financial covenant to a loss of $0.1 million for the period ending March 30, 2013, a loss of $0.3 million for the period ending June 29, 2013 and earnings of $0.25 million for periods thereafter through the expiration of the credit agreement ending on September 30, 2016.

Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit.

Available Information

We maintain our website at www.analysts.com and make available, free of charge, in the Investor Relations section of the website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC").

Other Matters

Our principal executive office is located in Minneapolis, Minnesota. Raw materials, compliance with environmental protection laws, patents, trademarks, licenses, franchises, research and development, and other concessions are not material to an understanding of our business. No portion of our business is subject to re-negotiation of profits at the election of the government. No material governmental approval is required for any of our services and no existing or probable governmental regulations are material to an understanding of our business. Backlog is not material because nearly all of our contracts for services, including contracts with the government (which in the aggregate are not material), are terminable by either the client or us with notice of 30 days or less.

Item 1A. Risk Factors

We operate in a dynamic, rapidly changing and challenging environment that involves numerous risks and uncertainties. The risks and uncertainties described below could individually or collectively have a material adverse effect on our business, assets, profitability or prospects. While these are not the only risks and uncertainties we face, management believes that the more significant risks and uncertainties are as follows:

The loss of the services of one or more of our key personnel or the inability to attract key personnel could weaken our ability to deliver quality services and could adversely affect our business.

We are substantially dependent on certain key employees, including the services of our executive management team, to direct efforts related to execution of our strategic plan. We are also dependent on certain sales and recruiting personnel to maintain critical existing customer and consultant relationships and attract new business. The loss of one or more of these key personnel could have an adverse effect on our operations, including our ability to execute our strategic plan, maintain existing customer relationships, recruit qualified consultants or attract new clients in the context of changing economic or competitive conditions. If we are unable to attract and retain key personnel to perform these services, our business, the results of our operations and our financial condition could be adversely affected.

Our success also depends upon our ability to attract qualified IT professionals who possess the skills, competencies and experience necessary to meet the requirements of our clients. We must continually recruit and retain qualified IT professionals who meet the needs of changing customer requirements, and our growth could be limited by our ability to do so. Competition for qualified personnel is strong and IT professional turnover rates remain high. If we are unable to hire or retain the talent required by our clients in a timely, cost-effective manner, negotiate mutually beneficial pay rates and benefit packages or have our new professionals achieve acceptable levels of productivity on a timely basis, it will affect our ability to successfully operate our business.

Intense competition within the IT staffing industry may result in a loss of market share or lower bill rates, either of which could adversely affect our business.

The market for our services is extremely competitive and fragmented, with limited barriers to entry. Intense price competition in the area of IT staffing, continued pressure on bill rates, and clients' continued requests for discounts, rebates and price concessions involving lower cost models for IT staffing services, are likely to continue to exert downward pressure on our operating results and could adversely affect our operating results. Management expects that our clients will continue, for the foreseeable future, to request lower cost offerings for IT staffing services through e-procurement systems, extremely competitive bidding processes, the granting of various types of discounts, engagement of vendor management organizations and the use of offshore resources, all of which tend to lower our gross margins. There has been a significant increase in the number of clients consolidating their staffing services purchases with a single provider or with a small number of providers. The trend to consolidate staffing vendor relationships has in some cases made it more difficult for us to obtain or retain clients. We also face the risk that certain of our current and prospective clients may decide to procure similar services internally.

Our ability to respond to client requests for lower pricing or to provide other low-cost services will have a direct effect on our performance. If we are unable to maintain or increase (a) the number of hours billed by our IT professionals, (b) their current billing and/or utilization rates or (c) the gross margins we realize from their work, our financial results will be negatively affected. Our gross margins, and therefore our profitability, are largely a function of the rates we charge for our services and the utilization rate, or chargeability, of our IT professionals. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our IT professionals, we will not be able to sustain our profit margin and our profitability will suffer. Additionally, intense competition, especially in IT staffing, may also require us to accept less favorable contractual terms, especially in the area of limitations of liability (with respect to both direct and consequential damages) and indemnification. We are also experiencing pressure from some clients who desire to utilize companies with larger market capitalization than ours and/or global delivery capability for their IT staffing needs. We do not have an "offshore" outsourcing or development center and do not have any strategic alliances with a partner to provide offshore services.

Additionally, many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we have and as a result, may be able to adjust to changing market conditions and respond to client demands more effectively. They may also have greater resources to devote to the development of new technologies, products and services. It is possible that new competitors, alliances among competitors or alliances between competitors and third parties may emerge and acquire significant market share. If this were to occur, it could have an adverse effect on our business, results of operations and financial condition. We expect highly competitive conditions in the market for IT staffing services to continue for the foreseeable future.

Our client contracts are typically short term and subject to cancellation without penalty.

We provide services to our clients under contracts that can generally be cancelled without penalty and upon short notice. These cancellations could result from factors that are beyond our control and are unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client, changes in client strategies or economic conditions in general. When contracts are cancelled, we lose the anticipated future revenue and gross margin and we may be unable to eliminate our associated cost or reassign our IT professionals in a timely manner. The cancellation or reduction in scope of an engagement could, therefore, reduce the utilization rate of our IT professionals, which would have a negative effect on our business, financial condition and results of operations.

We may be subject to liability to our clients under certain circumstances.

If we do not meet our contractual obligations to a client, we may be subject to legal liability to our client. Our contracts typically include provisions to limit our exposure to legal claims arising from the services we provide; however, these provisions may not protect us, or may not be enforceable under some circumstances or under the laws of some jurisdictions. If we cannot or do not fulfill our obligations or have adequate contract protection, we could face legal liability. Although we maintain professional liability insurance, the policy limits may not be adequate to provide protection against all potential liabilities. In addition, if we were to fail to deliver services properly, we may not be able to collect any related accounts receivable or could be required to refund amounts paid by the client.

The protection of client, employee and company data is critical to our business. Our clients have an expectation that we will adequately protect their confidential information, and we are subject to various laws and regulations that require us to maintain the confidentiality of client and employee information. If any of our employees negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or employee data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients.

We have adopted a shareholder rights plan and other charter provisions that could make it difficult for another company to acquire control of the Company or limit the price investors might be willing to pay for our stock.

We have adopted a Rights Agreement, commonly known as a "poison pill," under which each stockholder of the Company holds one share purchase right, which we refer to as a Right, for each share of Company common stock held. The Rights become exercisable upon the occurrence of certain events and may make the acquisition of our Company more difficult and expensive. In addition, our bylaws contain provisions that may make the acquisition of our Company more difficult without the approval of our board of directors, including a provision requiring shareowners intending to make a director nomination or bring other business at a shareowner meeting to have provided the Company advance written notice of such nominations or business, generally not less than 120 days before the shareowner meeting.

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, statements expressing the intent, belief or current expectations of AIC and members of our management team and involve certain risks and uncertainties, including (i) the risk that management may not fully or successfully implement its strategic and business plans or maintain profitability in the future; (ii) the risk that AIC will not be able to realize the benefits of its investments or exploit other opportunities of the business in a timely manner or on favorable terms; (iii) prevailing market conditions in the IT services industry, including intense competition for billable technical personnel at competitive rates, strong pricing pressures from many of our largest clients and difficulty in identifying, attracting and retaining qualified billable technical personnel; (iv) potentially incorrect assumptions by management with respect to the financial effect of prior cost reduction initiatives and current strategic decisions; and (v) other economic, business, market, financial, competitive and/or regulatory factors affecting AIC's business generally. This Form 10-K also included forward-looking statements about: (i) our strategic plans, the objectives of those strategic plans and our ability to successfully implement our strategic plans, (ii) our expectations with respect to the demand for our services and continuing pressure from clients to request lower cost offerings for IT staffing services, (iii) our expectations with respect to competition in our industry and our ability to compete, and (iv) our expectations with respect to our financial results and operating performance. Any statements made in this Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," "should," project," "forecast," "plan" or "continue," or comparable terminology including other words and terms of similar meaning or import, or variations thereof, or in connection with any discussion of future operating or financial performance, are intended to identify forward-looking statements.

Among the factors that could cause our estimates and assumptions as to future performance, and our actual results to differ materially, are: (i) our inability, in whole or in part, to implement or execute our strategic plans, (ii) our inability to successfully recruit and hire qualified technical personnel, (iii) our inability to successfully compete on a local and national basis with other companies in our industry or with new competitors who face limited barriers to entry in the markets we serve, (iv) our inability to maintain key client relationships or to attract new clients, (v) our inability to attract, retain or motivate key personnel, (vi) our inability to continue to reduce or leverage our operating costs, (vii) the possibility that we may incur liability for the errors or omissions of our consultants providing IT services for clients or the risk that we may be subject to claims for indemnification under contracts with our clients, (viii) our inability to comply with the requirements in our line of credit or to obtain a replacement line of credit on commercially reasonable terms, and (ix) as well as other economic, business, competitive and/or regulatory factors affecting our business generally, including those set forth in this Annual Report on Form 10-K for fiscal year 2012 (especially in the Management's Discussion and Analysis and Risk Factors section thereof) and our Current Reports on Form 8-K. All forward-looking statements included in this Form 10-K are based on information available to us as of the date hereof and largely reflect estimates and assumptions made by our management, which may be difficult to predict and beyond our control. We undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to update reasons why actual results would differ from those anticipated in any such forward-looking statements, other than as required by law.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices are located at 7700 France Avenue South, Minneapolis, Minnesota 55435, in a 300,000 square foot office building in which we currently lease approximately 20,500 square feet. This lease is set to expire in March 2022. All other locations are held under leases with varying expiration dates ranging from five months to approximately four and a half years.

Item 3. Legal Proceedings.

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 4. Mine Safety Disclosures.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

a) *Market Information*

Our common shares are traded on The Nasdaq Global Market under the symbol ANLY. The table below sets forth for the periods indicated the high and low intraday sales prices for our common stock as reported by Nasdaq.

	Market Range	
	High	**Low**
Fiscal Year Ended December 29, 2012		
Fourth Quarter	$4.08	$2.74
Third Quarter	4.40	3.50
Second Quarter	5.53	3.66
First Quarter	7.30	5.15
Fiscal Year Ended December 31, 2011		
Fourth Quarter	$5.94	$2.93
Third Quarter	3.71	2.54
Second Quarter	4.50	3.09
First Quarter	5.00	2.40

b) *Holders of our Common Equity*

As of February 20, 2013, there were approximately 900 shareholders of record of our common stock.

c) *Dividends*

We have not declared or paid dividends on our common stock during the last five fiscal years and currently have no intention of initiating a dividend paying policy. Additionally, our Credit and Security Agreement with Wells Fargo Bank, National Association, restricts any declaration or payment of dividends on any class of our stock.

d) *Stock Performance*

Not applicable.

e) *Issuer Purchases of Equity Securities*

We did not engage in any repurchases of our common stock during the fiscal year ended December 29, 2012.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated due to various factors discussed under "Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K, including the "Risk Factors" described in Item 1A.

A. Our Business

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is a national information technology ("IT") services company. We employ approximately 900 IT professionals, management and administrative staff and are focused on serving the IT needs of mid-market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

B. Review of Fiscal 2012 Strategic Plan

In fiscal 2012, our plan was to continue our focus on investing for growth in our business while delivering profitability. Our plan included:

- Leveraging our fiscal 2011 investments in sales and recruiting personnel and continuing to invest in our core markets with the highest potential for growth;
- Leveraging strategic client relationships and expanding our national sales capabilities; and
- Continuing to grow our consultant community with a focus on higher IT skill sets.

AIC has a long history of serving mid-market to Fortune 500 companies throughout the country. In fiscal 2011, we expanded our sales and recruiting team in our core markets and began to realize the return on these investments. In 2012, we made additional investments in our national sales organization. With a renewed focus on providing IT services to our national clients with multiple buying locations around the country, we expanded our presence within these clients in 2012. However, our loss of revenues in certain markets we exited and from declines in certain large clients year-over-year more than offset these gains, resulting in a decline in revenues in fiscal year 2012 compared to fiscal year 2011. We expect the investments that were made in fiscal 2011 and 2012 to drive growth in fiscal 2013, and we anticipate continued profitability for fiscal 2013.

C. Business Developments

Change in Leadership

On December 18, 2009, our Board of Directors appointed Andrew K. Borgstrom as President and Chief Executive Officer. On September 28, 2010, Mr. Borgstrom resigned as President, Chief Executive Officer and a Director of our Company. Under a transitional services agreement, Mr. Borgstrom was available to assist AIC with ongoing business initiatives through January 31, 2011. On September 29, 2010, our Board of Directors appointed Brittany B. McKinney as our Interim President and Chief Executive Officer.

On February 22, 2011, our Board of Directors appointed Ms. McKinney as our President and Chief Executive Officer and on May 24, 2011, she was elected as a Director of our Company. Previously, Ms. McKinney was our Vice President of Corporate Development and the Senior Vice President of the Central Region.

On May 4, 2011, Randy W. Strobel resigned from his employment as the Company's Senior Vice President, Chief Financial Officer effective on August 31, 2011. On August 3, 2011, Mr. Strobel resigned from his position as the Company's Senior Vice President, Chief Financial Officer effective as of August 5, 2011; however, Mr. Strobel remained an employee through August 31, 2011.

On August 3, 2011, the Company and William R. Wolff entered into an Employment Agreement with an effective date of August 8, 2011, which provided that Mr. Wolff would be employed as Senior Vice President, Chief Financial Officer of the Company. On June 12, 2012, Mr. Wolff resigned from his employment as Senior Vice President, Chief Financial Officer of the Company, effective June 29, 2012.

On June 8, 2012, the Company and Lynn L. Blake entered into an Employment Agreement with an effective date of July 2, 2012, which provided that Ms. Blake would be employed as Senior Vice President, Chief Financial Officer and Treasurer of the Company. For the past five years, Ms. Blake had served as the Vice President of Finance and Chief Accounting Officer at Entegris, Inc., a publicly traded global provider of products and materials used in advanced high-technology manufacturing.

Enterprise Resource Planning ("ERP") Solution

On August 18, 2011, our Board of Directors approved a project to replace our financial and human resource information systems with a fully integrated ERP system. The initial implementation of the ERP system was completed in early fiscal 2012 and resulted in approximately $1.5 million of costs being capitalized in fiscal 2011. Through the end of fiscal 2012, we capitalized additional costs related to the ERP system of approximately $0.7 million. The ERP system has allowed us to streamline our business processes and attain cost efficient scalability as well as improve management reporting and analysis.

Revolving Credit Facility

On February 23, 2011, we entered into the First Amendment to the Credit and Security Agreement ("Amended Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo"), which amended the terms of the credit facility and extended the maturity date to September 30, 2014. Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit.

On September 21, 2011, we entered into the Second Amendment to the Amended Credit Facility with Wells Fargo, which increased our annual capital expenditures covenant for fiscal 2011 from $2.0 million to $2.5 million.

On February 22, 2012, we entered into the Third Amendment to the Amended Credit Facility ("Third Amendment") with Wells Fargo. The Third Amendment increased the total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, by approximately $4.0 million. In addition, the Third Amendment increased our minimum trailing twelve months earnings before taxes financial covenant from a loss of $0.8 million to earnings of $0.25 million. Finally, the Third Amendment added an additional financial covenant which will require us to maintain a minimum excess borrowing base availability of not less than $3.0 million for each reporting period in fiscal 2012 and thereafter.

On February 20, 2013, we entered into the Fourth Amendment to the Amended Credit Facility ("Fourth Amendment") with Wells Fargo. The Fourth Amendment adjusted certain collateral borrowing base calculations associated with our eligible unbilled accounts receivable and is expected to increase our borrowing availability in periods in which our fiscal period ends prior to the calendar month end, which affects our unbilled accounts receivable levels for clients on a calendar month billing cycle. In addition, the Fourth Amendment extended the term of the Amended Credit Facility from September 30, 2014 to September 30, 2016. Finally, the Fourth Amendment adjusted our minimum trailing twelve months earnings before taxes financial covenant to a loss of $0.1 million for the period ending March 30, 2013, a loss of $0.3 million for the period ending June 29, 2013 and earnings of

$0.25 million for periods thereafter through the expiration of the credit agreement ending on September 30, 2016.

Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit.

Restructuring Costs and Other Severance Related Costs

For fiscal 2012, we recorded severance charges of $0.1 million related to changes in our senior executive officers.

For fiscal 2011, we recorded severance and office closure charges totaling $0.8 million. Of these charges, $0.4 million related to severance and $0.4 million related to relocation of our corporate headquarters.

For fiscal 2010, we recorded a net reversal of restructuring costs and other severance-related costs of $0.3 million. The net reversal is comprised of a $0.4 million charge relating to severance and other severance-related expenses and a reversal of $0.7 million primarily relating to the modification of lease agreements for office space previously vacated.

D. Overview of Fiscal 2012 Results

During fiscal 2012, we continued to invest in our core regional markets that have a high potential for growth, began to leverage strategic client relationships to expand a national sales strategy and focused attention on placing consultants with clients that demand higher-end IT services.

For fiscal 2012, our revenues decreased $3.3 million, or 3.0%, from fiscal 2011. When compared to the prior year, the number of billable hours decreased 2.0% and our average billing rates were down by 1.2%. The number of billing days in fiscal 2012 and fiscal 2011 was 253 and 254, respectively.

The gross margin rate decreased 180 basis points from 24.2% in fiscal 2011 to 22.4% for fiscal 2012 primarily due to increased benefit costs (primarily the cost of our self-insured medical plan benefits) and lower consultant utilization in the latter half of fiscal 2012.

Selling General and Administrative ("SG&A") expenses increased $1.0 million, or 4.3%, in fiscal 2012 over fiscal 2011 as a result of an increase in sales and recruiter personnel expenses and bad debt expense, offset by decreases in our management incentives and stock based compensation. The prior year included the final earn-out benefit of $0.3 million associated with a sale of business in fiscal 2008 and $0.4 million in reversals of post-retirement medical plan liabilities.

We generated $1.6 million of cash from operations during fiscal 2012. As of December 29, 2012, we had a cash balance of $5.8 million and no outstanding borrowings under our revolving line of credit.

RESULTS OF OPERATIONS FOR FISCAL 2012 AS COMPARED TO YEAR 2011

The following table illustrates the relationship between revenue and expense categories for fiscal 2012 versus fiscal 2011.

(Dollars in thousands)	Year Ended Fiscal 2012		Year Ended Fiscal 2011		Increase (Decrease)	
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Revenues	$105,790	100.0%	$109,118	100.0%	$(3,328)	(3.0)%
Cost of revenues	82,047	77.6	82,734	75.8	(687)	(0.8)
Gross profit	23,743	22.4	26,384	24.2	(2,641)	(10.0)
Selling, administrative and other operating costs	23,229	22.0	22,279	20.4	950	4.3
Restructuring costs and other severance related costs	113	0.1	769	0.7	(656)	(85.3)
Total operating expenses	23,342	22.1	23,048	21.1	294	1.3
Operating income	401	0.4	3,336	3.1	(2,935)	(88.0)
Non-operating income	—	0.0	—	0.0	—	NM
Interest expense	(3)	(0.0)	—	0.0	3	NM
Income before income taxes	398	0.4	3,336	3.1	(2,938)	(88.1)
Income tax expense	68	0.1	42	0.1	26	61.9
Net income (comprehensive income)	$ 330	0.3%	$ 3,294	3.0%	$(2,964)	(90.0)%

NM = not meaningful

Revenues

Our revenues for fiscal 2012 decreased $3.3 million, or 3.0%, from fiscal 2011. The decrease in our fiscal 2012 revenue over the prior year is primarily due to a 2.0% ($2.2 million) decrease in the number of hours billed, a 1.2% ($1.2 million) decrease in our average billing rate and an increase of $0.1 million in other revenues. There were 253 and 254 billing days in fiscal 2012 and fiscal 2011, respectively.

Cost of Revenues

Cost of revenues represents our payroll and benefit costs associated with our billable consultants and our cost of using subcontractors. This category of expense as a percentage of revenues increased 180 basis points from 75.8% to 77.6%, in fiscal 2012 compared to fiscal 2011. The increase in cost as a percentage of revenue from the prior year is primarily due to an increase in our benefit cost of $1.1 million (primarily the cost of our self-insured medical plan benefits).

Selling, Administrative and Other Operating Costs

SG&A costs include management and administrative salaries, salaries and commissions paid to account executives and recruiters, benefits, location costs and other administrative costs. This category of costs increased approximately $1.0 million in fiscal 2012 from fiscal 2011 and represented 22.0% of revenue in fiscal 2012 as compared to 20.4% in fiscal 2011. In fiscal 2012, SG&A expenses increased as a result of an increase in sales and recruiter personnel expenses ($0.6 million) and increased bad debt expense ($0.2 million), offset by decreases in management incentives and stock based compensation of

$0.5 million. Additionally, the increase in SG&A expense in fiscal 2012 compared to fiscal 2011 was also the result of certain reductions in expense in fiscal 2011 that did not repeat in fiscal 2012. These items included a final earn-out benefit of $0.3 million associated with a sale of business in fiscal 2008 and a reduction in our post-retirement medical benefits by requiring participants in our plan to move to a standardized plan or accept a buyout, which resulted in a decline in our future benefit obligation of $0.4 million in fiscal 2011.

Restructuring Costs and Other Severance Related Costs

During fiscal 2012, we recorded severance charges of $0.1 million related to changes in our senior executive officers.

During fiscal 2011, we recorded severance and office closure charges of $0.8 million. Of these charges, $0.4 million related to severance and severance-related charges for changes in our senior executive officers and $0.4 million related to the relocation of our corporate headquarters.

Interest Expense

The implementation of the ERP system at the beginning of fiscal 2012 caused a delay in our normal billing cycles during the first few months of fiscal 2012 which caused an increase in our operating working capital. As a result, we borrowed and repaid $5.0 million on our Amended Credit Facility during the first half of fiscal 2012. We had no borrowings during the second half of fiscal 2012 and had no amounts outstanding at December 29, 2012. Our average borrowings for fiscal 2012 were approximately $49,000. We had no borrowings during fiscal 2011.

Income Taxes

For fiscal 2012 and 2011, we recorded a provision for income taxes for amounts due for certain state income taxes and changes in our reserves for tax obligations. Our income tax expense reflects the utilization of net operating loss carry-forwards to offset taxable income. We currently have approximately $24.9 million of tax benefits associated with operating loss carry-forwards available to offset federal and state taxes. We recorded no additional income tax expense or benefit associated with our net operating income or loss because any tax expense or benefit that would otherwise have been recorded has been negated by adjusting the valuation allowance against our deferred tax asset. If, however, we maintain sustained future profitability and return to a point where future realization of deferred tax assets, which have a full valuation allowance, become "more likely than not," we may be required to reverse the existing valuation allowance associated with these assets.

Certain Information Concerning Off-Balance Sheet Arrangements

As of December 29, 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

RESULTS OF OPERATIONS FOR FISCAL 2011 AS COMPARED TO FISCAL 2010

The following table illustrates the relationship between revenue and expense categories for fiscal 2011 versus fiscal 2010.

(Dollars in thousands)	Year Ended Fiscal 2011		Year Ended Fiscal 2010		Increase (Decrease)	
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Revenues	$109,118	100.0%	$106,688	100.0%	$ 2,430	2.3%
Cost of revenues	82,734	75.8	82,911	77.7	(177)	(0.2)
Gross profit	26,384	24.2	23,777	22.3	2,607	11.0
Selling, administrative and other operating costs	22,279	20.4	24,554	23.0	(2,275)	(9.3)
Restructuring costs and other severance related costs	769	0.7	(300)	(0.3)	1,069	356.3
Total operating expenses	23,048	21.1	24,254	22.7	(1,206)	(5.0)
Operating income	3,336	3.1	(477)	(0.4)	3,813	799.4
Non-operating income	—	0.0	14	0.0	(14)	NM
Interest expense	—	0.0	(13)	(0.0)	(13)	NM
Income before income taxes	3,336	3.1	(476)	(0.4)	3,812	800.8
Income tax expense	42	0.1	4	0.0	38	950.0
Net income (loss) (comprehensive income (loss))	$ 3,294	3.0%	$ (480)	(0.4)%	$ 3,774	786.3%

NM = not meaningful

Revenues

Our revenues for fiscal 2011 increased $2.4 million, or 2.3%, from fiscal 2010. The increase in our fiscal 2011 revenues over fiscal 2010 is primarily due an increase in our average billing rates of 2.5%, which resulted in approximately $2.2 million of additional revenues, and a slight increase in the number of hours billed, which resulted in approximately $0.2 million in additional revenues.

Cost of Revenues

Cost of revenues represents our payroll and benefit costs associated with our billable consultants and our cost of using subcontractors. This category of expense as a percentage of revenues decreased 190 basis points from 77.7% to 75.8%, in fiscal 2011 compared to fiscal 2010 primarily due to our strategy of evolving our mix of business.

Selling, Administrative and Other Operating Costs

SG&A costs include management and administrative salaries, salaries and commissions paid to account executives and recruiters, benefits, location costs and other administrative costs. This category of costs decreased approximately $2.3 million in fiscal 2011 from fiscal 2010 and represented 20.4% of revenue in fiscal 2011 as compared to 23.0% in fiscal 2010. In fiscal 2011, SG&A expenses declined as a result of previously implemented general expense reductions ($1.4 million), lower employee benefit costs ($0.9 million) and personnel and related cost reductions ($0.1 million), which was partially offset by higher sales and recruiting costs ($0.5 million). In addition, during fiscal 2011, we required the participants in our post-retirement medical benefit plan to move to a standardized plan or accept a buyout, which resulted in a decline in our future benefit obligation of $0.4 million.

Restructuring Costs and Other Severance Related Costs

During fiscal 2011, we recorded severance and office closure charges of $0.8 million. Of these charges, $0.4 million related to severance and severance-related charges for changes in our senior executive officers and $0.4 million related to the relocation of our corporate headquarters.

During fiscal 2010, we recorded a net reversal of restructuring costs and other severance-related costs of $0.3 million. The net reversal is comprised of a $0.4 million charge relating to severance and severance-related expenses and a reversal of $0.7 million, primarily relating to the modification of lease agreements for office space previously vacated.

Non-operating Income

We had no Non-operating income during fiscal 2011.

Interest Expense

We had no borrowings outstanding at any time during fiscal 2011 or 2010 under our revolving credit facility.

Income Taxes

For fiscal 2011 and 2010, we recorded a provision for income taxes for amounts due for certain state income taxes and changes in our reserves for tax obligations. Our income tax expense reflects the utilization of net operating loss carry-forwards to offset taxable income. We had approximately $25.4 million of tax benefits associated with operating loss carry-forwards available to offset federal and state taxes. We recorded no additional income tax expense or benefit associated with our net operating income or loss because any tax expense or benefit that would otherwise have been recorded has been negated by adjusting the valuation allowance against our deferred tax assets.

Certain Information Concerning Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Liquidity and Capital Resources

At December 29, 2012, we had $5.8 million of cash and cash equivalents on hand. In addition to our cash balances, we have access to our Amended Credit Facility with $15.0 million of maximum availability, under which our borrowing availability was $10.9 million as of December 29, 2012. Working capital was $16.9 million at December 29, 2012, up approximately $0.7 million from December 31, 2011. The ratio of current assets to current liabilities increased to 4.19 at December 29, 2012 compared to 3.17 at December 31, 2011.

Historically, we have been able to support internal growth in our business with internally generated funds and through the use of our credit facility. We believe our existing working capital and availability under our Amended Credit Facility with Wells Fargo will be sufficient to support the cash flow needs of our business. We expect to be able to comply with the requirements of our credit agreement; however, failure to do so could affect our ability to obtain necessary working capital and could have a material adverse effect on our business.

The following table summarizes the major captions from our Consolidated Statements of Cash Flows:

(In thousands)	Fiscal Year Ended December 29, 2012	Fiscal Year Ended December 31, 2011
Cash provided by (used in):		
Net cash provided by operating activities	$1,552	$ 2,435
Net cash used in investing activities	(936)	(1,121)
Net cash provided by (used in) financing activities	41	(507)
Net increase in cash and cash equivalents	$ 657	$ 807

Operating Activities

Cash provided by operating activities was $1.6 million and $2.4 million for fiscal years 2012 and 2011, respectively.

The elements of cash provided by operations for the fiscal year ending December 29, 2012 were as follows: a decrease in operating working capital of approximately $0.2 million, net income of $0.3 million and non-cash charges to our net income of $1.1 million.

The major components of the $0.2 million decrease in operating working capital during fiscal 2012 were due to lower Accounts receivable ($1.9 million) and Prepaid Expenses and Other Assets ($0.3 million) offset by reductions of several liability accounts totaling $2.0 million. We generated $1.9 million of cash by reducing our accounts receivable balance 10.7% from the prior year. The decrease in accounts receivable from the end of fiscal 2011 is primarily due to a 6.0% decrease in our fiscal 2012 fourth quarter revenues over the fourth quarter of fiscal 2011. Our days sales outstanding at the end of fiscal 2012 was 62 compared to 61 at the end of fiscal 2011. The reductions of various liabilities on our balance sheets totaling $2.0 million during fiscal 2012 were primarily due to lower business volumes ($1.1 million), a reduction in payment terms for certain subsupplier vendors ($0.4 million) and making final payments on our restructuring liabilities ($0.5 million).

In fiscal 2011, the elements of cash provided by operating activities were as follows: net income of $3.3 million and non-cash charges to our net income of $1.1 million partially offset by a $2.0 million increase in operating working capital.

Investing Activities

Cash used in investing activities was $0.9 million and $1.1 million for the fiscal years 2012 and 2011, respectively.

In fiscal 2012, we made capital expenditures of $1.1 million, the majority of which ($1.0 million) related to enhancements to the ERP system that we first implemented in early fiscal 2012, offset by the liquidation of a trust investment of $0.2 million during the third quarter of fiscal 2012. In fiscal 2011, we made capital expenditures of $1.6 million which were offset by proceeds of a cash surrender of a life insurance policy of $0.5 million.

Financing Activities

Cash provided by financing activities for the fiscal year 2012 was $41,000 compared to cash used in financing activities of $0.5 million for fiscal year 2011.

In fiscal 2012, we borrowed and repaid $5.0 million on our Amended Credit Facility. Our average borrowings for fiscal 2012 were approximately $49,000.

During fiscal 2011, we paid off a loan on a Company-owned life insurance policy of approximately $0.5 million. The Company-owned life insurance policy was previously reported in Other Assets in our Consolidated Balance Sheets.

On February 20, 2013, we entered into the Fourth Amendment to the Amended Credit Facility ("Fourth Amendment") with Wells Fargo. The Fourth Amendment adjusted certain collateral borrowing base calculations associated with our eligible unbilled accounts receivable and is expected to increase our borrowing availability in periods in which our fiscal period ends prior to the calendar month end, which affects our unbilled accounts receivable levels for clients on a calendar month billing cycle. In addition, the Fourth Amendment extended the term of the Amended Credit Facility from September 30, 2014 to September 30, 2016. Finally, the Fourth Amendment adjusted our minimum trailing twelve months earnings before taxes financial covenant to a loss of $0.1 million for the period ending March 30, 2013, a loss of $0.3 million for the period ending June 29, 2013 and earnings of $0.25 million for periods thereafter through the expiration of the credit agreement ending on September 30, 2016.

Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit. The total amount available for borrowing under the Amended Credit Facility will fluctuate based on our level of eligible accounts receivable.

The Amended Credit Facility carries an interest rate equal to the three-month LIBOR rate plus 1.50% - 2.50%, depending on our operating results. The credit facility had a one-time origination fee of $150,000, the balance of which is being amortized over the new term of the Amended Credit Facility. The annual unused line fee varies between 0.25% - 0.375%, depending on our operating results, on the daily average unused amount. The interest rate effective at the end of fiscal year 2012 was 2.375% and the unused line fee rate was 0.25%. The maturity date of the Amended Credit Facility is September 30, 2016 and may be terminated or reduced by us on 90 days notice in exchange for a termination fee of 0.25% of the maximum line amount or reduction of the maximum line amount through September 30, 2015 and no fee in the final year of the agreement ending on September 30, 2016. Borrowings under the Amended Credit Facility are secured by all of our assets.

The Amended Credit Facility limits our annual capital expenditures to $2.0 million. For 2012 and thereafter, we will also be required to maintain a minimum excess borrowing base availability of not less than $3.0 million. The Amended Credit Facility contains customary affirmative covenants, including covenants regarding annual, quarterly and projected financial reporting requirements, collateral and insurance maintenance, and compliance with applicable laws and regulations. Further, the facility contains customary negative covenants limiting our ability to grant liens, incur indebtedness, make investments, repurchase our stock, create new subsidiaries, sell assets or engage in any change of control transaction without the consent of Wells Fargo.

Upon an event of default, Wells Fargo may terminate the facility or declare the entire amount outstanding under the facility to be immediately due and payable and exercise other rights under the agreement. The events of default under the facility include, among other things, payment defaults, breaches of covenants, a change in control and bankruptcy events.

As of December 29, 2012, we were in compliance with all the requirements and had no outstanding borrowings under the Amended Credit Facility. Total availability under the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, was $10.9 million as of December 29, 2012.

Contractual Obligations

We have entered into arrangements that represent certain commitments and have arrangements with certain contingencies. We lease office facilities under non-cancelable operating leases and have deferred compensation that is payable to participants in accordance with the terms of our Restated Special Executive Retirement Plan and other agreements. We incur interest expense on our deferred compensation obligation. Minimum future obligations on operating leases (net of sublease contracts) and deferred compensation as of December 29, 2012, are as follows:

(In thousands)	1 Year	2 - 3 Years	4 - 5 Years	Over 5 Years	Total
Operating leases	$1,140	$1,989	$1,610	$3,093	$7,832
Deferred compensation	62	96	71	103	332
Total	$1,202	$2,085	$1,681	$3,196	$8,164

Critical Accounting Estimates & Policies

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. We believe the estimates described below are the most sensitive estimates made by management in the preparation of the financial statements.

Critical accounting policies are defined as those that involve significant judgments and uncertainties or affect significant line items within our financial statements and potentially result in materially different outcomes under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe the accounting policies described below meet these characteristics.

Allowance for Doubtful Accounts

In each reporting period, we determine the reserve for uncollectible accounts. An evaluation of the risk associated with a client's ability to make contractually required payments is used to determine this reserve. These determinations require considerable judgment in assessing the ultimate potential for collection of these receivables and include reviewing the financial stability of the client, the client's ability to pay and current market conditions. If our evaluation of a client's ability to pay is incorrect, we may incur future charges.

Revenue Recognition Policy

We generally recognize revenue as hours are worked and costs are expended. This includes Staff Augmentation, Managed Teams and Project-Based Solutions services that are billed on an hourly basis, which is the majority of our revenue.

We periodically enter into fixed price engagements. When we enter into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and the estimate of time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If we do not accurately estimate the resources required or the scope of the work to be performed, both prior and future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

In some cases, we provide permanent placement services for clients for a fee. When we provide such services, revenue is recognized when the candidate commences in the position.

Income Taxes

We file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal and Ontario province. As of December 29, 2012, there was one state tax audit in progress. The financial assessment is not yet final; however, we estimate the financial impact to be approximately $10,000 and it is provided for in our uncertain tax positions as of December 29, 2012. Aside from the aforementioned, there are no other federal, state or foreign income tax audits in progress. We are no longer subject to US federal audits for tax years before 2009, and with few exceptions, the same for state and local audits.

In accordance with FASB ASC Topic 740, *Income Taxes* ("ASC 740"), we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

We record a valuation allowance to reduce our deferred tax assets to an amount we believe will more likely than not be realized. The Financial Accounting Standards Board guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence that can be objectively verified. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, historical and projected future taxable income, tax planning strategies and recent financial operations. Our three-year historical cumulative loss has been a significant negative factor in recent fiscal years in determining that a valuation allowance on these assets continued to be appropriate.

As of December 29, 2012, the Company was no longer in a three-year cumulative loss position. However, the realization of tax benefits of deductible temporary differences and operating loss or tax credit carry-forwards will depend on whether we have sufficient taxable income of an appropriate character within the carry-back and carry-forward periods permitted by the tax law to allow for utilization of the deductible amounts and carry-forwards. Significant management judgment is required in determining if a valuation allowance should continue to be recorded against deferred tax assets. We evaluated our ability to recover the deferred tax assets and weighed all available positive and negative evidence based on its objectivity and subjectivity. Such evidence included the lack of long-term, sustained positive operating results and trends, our ability to carry back losses against prior taxable income and uncertainty around projections of future taxable income. In estimating future taxable income, we developed assumptions including the amount of future federal and state pre-tax operating income and the reversal of temporary differences. These plans and projections require us to make estimates about a number of factors, including future revenues, prices, inflation, and expenses. Giving consideration to all relevant facts and circumstances, we concluded that the weight of the positive evidence was not sufficient to overcome the negative evidence and have concluded it is appropriate to maintain a full valuation allowance of $26.0 million against our deferred tax assets.

In the event we were to determine that we would be able to realize a portion, or all, of our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which could materially impact our financial position and results of operations.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We account for our sales tax and any other taxes that are collected from our clients and remitted to governmental authorities on a net basis. The assessment, collection and payment of these taxes are not reflected on our Consolidated Statement of Operations.

We recognize interest and penalties related to uncertain tax positions within interest expense.

New Accounting Pronouncements and Interpretations

There have been no new accounting pronouncements issued or changes to existing pronouncements during the fiscal year ended December 29, 2012 that would have a material impact on our financial results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Balance Sheets

(In thousands, except share and per share amounts)	December 29, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,792	$ 5,135
Accounts receivable, less allowance for doubtful accounts of $671 and $644, respectively	16,095	18,016
Prepaid expenses and other current assets	281	489
Total current assets	22,168	23,640
Property and equipment, net of accumulated depreciation of $7,492 and $7,535, respectively	2,366	2,095
Other assets	185	457
Total assets	$24,719	$26,192
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,651	$ 3,847
Salaries and benefits	1,724	2,078
Deferred revenue	331	285
Deferred compensation	62	136
Restructuring accrual	—	442
Other current liabilities	529	664
Total current liabilities	5,297	7,452
Non-current liabilities:		
Deferred compensation	270	379
Restructuring accrual	—	28
Other long-term liabilities	4	—
Total non-current liabilities	274	407
Shareholders' equity:		
Common stock, par value $0.10 a share; authorized 24,000,000 shares; issued and outstanding 5,084,155 and 5,032,759, respectively	508	503
Additional capital	26,644	26,164
Accumulated deficit	(8,004)	(8,334)
Total shareholders' equity	19,148	18,333
Total liabilities and shareholders' equity	$24,719	$26,192

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Operations

(In thousands except per share amounts)	Fiscal Year Ended 2012	2011	2010
Revenues	$105,790	$109,118	$106,688
Cost of revenues	82,047	82,734	82,911
Gross profit	23,743	26,384	23,777
Selling, administrative and other operating costs	23,229	22,279	24,554
Restructuring costs and other severance related costs	113	769	(300)
Total operating expenses	23,342	23,048	24,254
Operating income (loss)	401	3,336	(477)
Non-operating income	—	—	14
Interest expense	(3)	—	(13)
Income (loss) before income taxes	398	3,336	(476)
Income tax expense	68	42	4
Net income (loss) (comprehensive income (loss))	$ 330	$ 3,294	$ (480)
Per common share (basic):			
Net income (loss)	$ 0.07	$ 0.66	$ (0.10)
Per common share (diluted):			
Net income (loss)	$ 0.06	$ 0.66	$ (0.10)
Weighted-average shares outstanding:			
Basic	5,071	5,012	4,986
Diluted	5,102	5,027	4,986

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Cash Flows

(In thousands)	Fiscal Year Ended 2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 330	$ 3,294	$ (480)
Adjustments to net income (loss):			
Depreciation	646	632	860
Loss on sale or disposal of assets	—	—	167
Share based compensation	469	531	1
Changes in:			
Accounts receivable	1,921	(591)	5,603
Accounts payable	(957)	(705)	(2,726)
Salaries and benefits	(379)	(111)	(309)
Restructuring accrual	(470)	(36)	(2,577)
Deferred compensation	(183)	(567)	(477)
Prepaid expenses and other assets	260	84	910
Deferred revenue	46	(74)	49
Other accrued liabilities	(131)	(22)	(395)
Net cash provided by operating activities	1,552	2,435	626
Cash flows from investing activities:			
Expended for property and equipment additions	(1,156)	(1,652)	(122)
Proceeds from trust investment	220	—	—
Proceeds from asset sales, net	—	—	186
Proceeds from cash surrender of insurance policy	—	531	—
Net cash (used in) provided by investing activities	(936)	(1,121)	64
Cash flows from financing activities:			
Borrowings from line of credit	5,000	—	—
Repayments on line of credit	(5,000)	—	—
Proceeds from stock option exercises	41	39	—
Payment of insurance policy loan	—	(486)	—
Payment of capital lease obligation	—	(60)	(180)
Net cash provided by (used in) financing activities	41	(507)	(180)
Net increase in cash and cash equivalents	657	807	510
Cash and cash equivalents at beginning of period	5,135	4,328	3,818
Cash and cash equivalents at end of period	$ 5,792	$ 5,135	$ 4,328
Cash paid (received) during the year for:			
Income taxes	$ 89	$ 34	$ (9)
Interest	$ 3	$ —	$ 13
Non-cash investing and financing activities:			
Capital expenditures included in accounts payable	$ 53	$ 291	$ —

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Shareholders' Equity

(In thousands)	Outstanding Shares	Common Stock	Additional Capital	Accumulated Earnings (Deficit)	Total Shareholders Equity
Balance as of January 2, 2010	4,984,674	498	25,598	(11,148)	14,948
Common stock issued—1,200 shares issued	1,200	—	3	—	3
Share based compensation expense	—	—	(2)	—	(2)
Net loss	—	—	—	(480)	(480)
Balance as of January 1, 2011	4,985,874	498	25,599	(11,628)	14,469
Common stock issued—34,011 shares issued	34,011	4	139	—	143
Share based compensation expense	—	—	388	—	388
Stock option exercises—12,874 shares issued	12,874	1	38	—	39
Net income	—	—	—	3,294	3,294
Balance as of December 31, 2011	5,032,759	$503	$26,164	$(8,334)	$18,333
Common stock issued—38,146 shares issued	38,146	4	176	—	180
Share based compensation expense	—	—	257	—	257
Stock option exercises—13,250 shares issued	13,250	1	47	—	48
Net income	—	—	—	330	330
Balance as of December 29, 2012	5,084,155	$508	$26,644	$(8,004)	$19,148

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of business

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is a national information technology ("IT") services company with 11 U.S. office locations. We employ approximately 900 IT professionals, management and administrative staff and are focused on serving the IT needs of middle market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Fiscal year

Our fiscal year ends on the Saturday closest to December 31. References to fiscal years 2012, 2011 and 2010 refer to the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Fiscal years 2012, 2011 and 2010 all contain 52 weeks.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Segment Reporting

The Company has two operating segments—"staffing" (which consists of staff augmentation services, including managed teams) and "solutions." Based on the guidance and criteria described in FASB ASC Topic 280, *Segment Reporting* ("ASC 280"), we aggregate our staffing operating segment and solutions operating segment into one reportable segment. The goal of our staffing operating segment is to provide high-quality supplemental staffing services to a broad range of clients. The goal of our solutions operating segment is to provide a solution to the client in the form of developed software and services, technology products and staffing support services.

Fair value measurements

We follow the guidance of FASB ASC Topic 820, *Fair Value Measurements and Disclosures* herein referred to as ("ASC Topic 820") which:

- defines fair value as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date;
- establishes a three level hierarchy for fair value measurements based upon the observability of the inputs to the valuation of an asset or liability as of the measurement date;

1. Summary of Significant Accounting Policies (Continued)

- requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized; and
- expands disclosures about instruments measured at fair value.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the fair value hierarchy are defined as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation.

We also follow the guidance of FASB ASC Topic 825, *Financial Instruments*. This ASC permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We did not elect the fair value measurement option for any items that are not already required to be measured at fair value.

Cash equivalents

Short-term cash investments in money market accounts are considered to be cash equivalents. The Company will, on occasion, enter into over-night sweep investments into money market accounts that are available within one business day. The estimated fair values for cash equivalents approximate their carrying values due to the short-term maturities of these instruments. Accordingly, cash equivalents are classified as Level 1.

Equity compensation

FASB ASC Topic 718, *Compensation—Stock Compensation* herein referred to as ("ASC 718") requires us to recognize expense related to the fair value of our stock-based compensation awards. In accordance with ASC 718, the presentation of our consolidated statement of cash flows will report the excess tax benefits from the exercise of stock options as financing cash flows. The Company had no such benefits to report in fiscal 2012.

1. Summary of Significant Accounting Policies (Continued)

Revenue recognition

We generally recognize revenue as services are performed.

We periodically enter into fixed price engagements. When we enter into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimated time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If we do not accurately estimate the resources required or the scope of the work to be performed, both prior and future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified. There were no such material losses recorded in fiscal 2012, 2011 or 2010.

In some cases, we provide permanent placement services for clients for a fee. When we provide such services, revenue is recognized when the candidate commences in the position.

Depreciation

Property and equipment is being depreciated using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes. See table below for estimated useful lives used in the financial statements.

	Useful lives in years
Leasehold improvements	Shorter of useful life or lease term
Office furniture & equipment	5 - 10
Computer hardware	2 - 5
Software	2 - 5

Income Taxes

In accordance with FASB ASC Topic 740, *Income Taxes* ("ASC 740"), we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

We record a valuation allowance to reduce our deferred tax assets to an amount we believe will more likely than not be realized. The Financial Accounting Standards Board guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence that can be objectively verified. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, historical and projected future taxable income, tax planning strategies and recent financial operations. Our three-year historical cumulative loss has been a significant negative factor in recent fiscal years in determining that a valuation allowance on these assets continued to be appropriate.

1. Summary of Significant Accounting Policies (Continued)

As of December 29, 2012, the Company was no longer in a three-year cumulative loss position. However, the realization of tax benefits of deductible temporary differences and operating loss or tax credit carry-forwards will depend on whether we have sufficient taxable income of an appropriate character within the carry-back and carry-forward periods permitted by the tax law to allow for utilization of the deductible amounts and carry-forwards. Significant management judgment is required in determining if a valuation allowance should continue to be recorded against deferred tax assets. We evaluated our ability to recover the deferred tax assets and weighed all available positive and negative evidence based on its objectivity and subjectivity. Such evidence included the lack of long-term, sustained positive operating results and trends, our ability to carry back losses against prior taxable income and uncertainty around projections of future taxable income. In estimating future taxable income, we developed assumptions including the amount of future federal and state pre-tax operating income and the reversal of temporary differences. These plans and projections require us to make estimates about a number of factors, including future revenues, prices, inflation, and expenses. Giving consideration to all relevant facts and circumstances, we concluded that the weight of the positive evidence was not sufficient to overcome the negative evidence and have concluded it is appropriate to maintain a full valuation allowance of $26.0 million against our deferred tax assets.

In the event we were to determine that we would be able to realize a portion, or all, of our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which could materially impact our financial position and results of operations.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal and Ontario province. As of December 29, 2012, there was one state tax audit in progress. The financial assessment is not yet final; however, we estimate the financial impact to be approximately $10,000 and it is provided for in our uncertain tax positions as of December 29, 2012. Aside from the aforementioned, there are no other federal, state or foreign income tax audits in progress. We are no longer subject to US federal audits for tax years before 2009, and with few exceptions, the same for state and local audits.

We account for our sales tax and any other taxes that are collected from our clients and remitted to governmental authorities on a net basis. The assessment, collection and payment of these taxes are not reflected on our Consolidated Statement of Operations.

We recognize interest and penalties related to uncertain tax positions within interest expense.

Net income (loss) per share

Basic and diluted net income (loss) per share is presented in accordance with FASB ASC Topic 260, *Earnings per Share* ("ASC 260"). Basic income (loss) per share excludes dilution and is computed by dividing the income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income per share includes dilutive

1. Summary of Significant Accounting Policies (Continued)

potential common shares outstanding and is computed by dividing income available to common stockholders by the weighted-average number of common and common equivalent shares outstanding for the period.

There were approximately 271,000 and 320,000 anti-dilutive shares excluded from the calculation of weighted average number of common and common equivalent shares outstanding for fiscal 2012 and fiscal 2011, respectively. For fiscal 2010, all potential common shares outstanding were considered anti-dilutive and excluded from the calculation of weighted average number of common and common equivalent shares outstanding because we reported a net loss for that year. The computation of basic and diluted income (loss) per share for fiscal 2012, 2011 and 2010 is as follows:

	Fiscal Year Ended		
(In thousands except per share amounts)	2012	2011	2010
Net income (loss)	$ 330	$3,294	$ (480)
Weighted-average number of common shares outstanding	5,071	5,012	4,986
Dilutive effect of equity compensation awards	31	15	—
Weighted-average number of common and common equivalent shares outstanding	5,102	5,027	4,986
Net income (loss) per share:			
Basic	$ 0.07	$ 0.66	$ (0.10)
Diluted	$ 0.06	$ 0.66	$ (0.10)

Significant clients

International Business Machines ("IBM") and Chevron are our most significant clients. Our IBM and Chevron business accounted for approximately 7%, 7% and 11% and 14%, 11% and 9%, respectively, of our total revenue for fiscal years 2012, 2011 and 2010.

Accounting Pronouncements

There have been no new accounting pronouncements issued or changes to existing pronouncements during the fiscal year ended December 29, 2012 that did or are expected to have a material impact on our financial results.

2. Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for

2. Property and Equipment (Continued)

income tax purposes. The balances of our property and equipment as of December 29, 2012 and December 31, 2011 and the estimated useful lives used in the financial statements are as follows:

(In thousands)	December 29, 2012	December 31, 2011	Useful lives in years
Leasehold improvements	$ 204	$ 247	Shorter of useful life or lease term
Office furniture & equipment	1,672	1,808	5 - 10
Computer hardware	1,247	1,569	2 - 5
Software	6,499	4,574	2 - 5
Work in process	236	1,432	
	9,858	9,630	
Accumulated depreciation	(7,492)	(7,535)	
	$ 2,366	$ 2,095	

In the third quarter of fiscal 2011, the Company commenced a project to replace its current financial and human resource information systems with a fully integrated Enterprise Resource Planning ("ERP") system. The project to implement the ERP system resulted in approximately $1.5 million of costs being capitalized in fiscal 2011. During fiscal 2012, the Company capitalized an additional $0.7 million of costs related to the ERP system which are included in software and work in process at December 29, 2012.

In the second and third quarters of fiscal 2011, the Company disposed of approximately $1.4 million of fully amortized and depreciated property and equipment. The disposed property and equipment primarily related to decommissioned software, computer hardware and the relocation of our corporate headquarters. These disposals did not result in any gain or loss.

3. Financing Agreements

Revolving Credit Facility

On February 23, 2011, we entered into the First Amendment to Credit and Security Agreement ("Amended Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo"), pursuant to which the interest rate on future borrowings and the unused line fee were reduced, the maturity date was extended until September 30, 2014 and certain covenants were made less restrictive. On September 21, 2011, we entered into the Second Amendment to the Amended Credit Facility with Wells Fargo, which increased our annual capital expenditures covenant for fiscal 2011 from $2.0 million to $2.5 million. On February 22, 2012, we entered into the Third Amendment to the Amended Credit Facility ("Third Amendment") with Wells Fargo. The Third Amendment increased the total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, by approximately $4.0 million. In addition, the Third Amendment increased our minimum trailing twelve months earnings before taxes financial covenant from a loss of $0.8 million to earnings of $0.25 million. Finally, the Third Amendment added an additional financial covenant which will require us to maintain a minimum excess borrowing base availability of not less than $3.0 million for each reporting period in fiscal 2012 and thereafter. On February 20, 2013, we entered into the Fourth Amendment to the Amended Credit Facility ("Fourth Amendment") with Wells Fargo. The Fourth Amendment adjusted certain collateral borrowing base calculations associated with our eligible unbilled accounts receivable and is expected to increase our borrowing availability in periods in which our fiscal period ends prior to

3. Financing Agreements (Continued)

the calendar month end, which affects our unbilled accounts receivable levels for clients on a calendar month billing cycle. In addition, the Fourth Amendment extended the term of Amended Credit Facility from September 30, 2014 to September 30, 2016. Finally, the Fourth Amendment adjusted our minimum trailing twelve months earnings before taxes financial covenant to a loss of $0.1 million for the period ending March 30, 2013, a loss of $0.3 million for the period ending June 29, 2013 and earnings of $0.25 million for periods thereafter through the expiration of the credit agreement ending on September 30, 2016.

Under the Amended Credit Facility, Wells Fargo will continue to advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit. The total amount available for borrowing under the Amended Credit Facility will fluctuate based on our level of eligible accounts receivable.

The Amended Credit Facility carries an interest rate equal to the three-month LIBOR rate plus 1.50%-2.50%.depending on our operating results. The credit facility had a one-time origination fee of $150,000, the balance of which is being amortized over the new term of the Amended Credit Facility. The annual unused line fee varies between 0.25%-0.375%, depending on our operating results, and is based on the daily average unused amount. The interest rate effective at the end of fiscal year 2012 was 2.375% and the unused line fee rate was 0.25%. The maturity date of the Amended Credit Facility is September 30, 2016 and may be terminated or reduced by us on 90 days notice in exchange for a termination fee of 0.25% of the maximum line amount or reduction of the maximum line amount through September 30, 2015 and no fee in the final year of the agreement ending on September 30, 2016. Borrowings under the Amended Credit Facility are secured by all of our assets.

The Amended Credit Facility requires us to meet certain levels of trailing twelve months earnings before taxes. For fiscal 2012, we were required to exceed minimum trailing twelve months earnings before taxes of $0.25 million. For fiscal 2011, we were required to exceed a minimum trailing twelve months loss before taxes of $0.8 million. Additionally, the Amended Credit Facility limit on our annual capital expenditures was $2.5 million in fiscal 2011 and $2.0 million for each fiscal year thereafter. In fiscal 2012, we were required to maintain a minimum excess borrowing base availability of not less than $3.0 million. The Amended Credit Facility contains customary affirmative covenants, including covenants regarding annual, quarterly and projected financial reporting requirements, collateral and insurance maintenance, and compliance with applicable laws and regulations. Further, the facility contains customary negative covenants limiting our ability to grant liens, incur indebtedness, make investments, repurchase our stock, create new subsidiaries, sell assets or engage in any change of control transaction without the consent of Wells Fargo.

Upon an event of default, Wells Fargo may terminate the facility or declare the entire amount outstanding under the facility to be immediately due and payable and exercise other rights under the agreement. The events of default under the facility include, among other things, payment defaults, breaches of covenants, a change in control of the Company and bankruptcy events.

As of December 29, 2012, we were in compliance with all the requirements and had no borrowings under the Amended Credit Facility. Total availability of the Amended Credit Facility, which fluctuates based on our level of eligible accounts receivable, was $10.9 million as of December 29, 2012.

ANALYSTS INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Restructuring Costs and Other Severance Related Costs

A summary of the restructuring charges and subsequent activity in the restructuring accrual accounts is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total
Balance as of January 2, 2010	1,215	1,868	3,083
Restructuring charges (reversals)	413	(713)	(300)
Cash expenditures	(1,606)	(671)	(2,277)
Balance as of January 1, 2011	22	484	506
Restructuring charges	370	399	769
Cash expenditures	(213)	(592)	(805)
Balance as of December 31, 2011	$ 179	$ 291	$ 470
Restructuring charges	113	—	113
Cash expenditures	(292)	(291)	(583)
Balance as of December 29, 2012	$ —	$ —	$ —

During fiscal 2012, we recorded severance charges of $0.1 million related to changes in our senior executive officers. As of December 29, 2012, we have made all remaining restructure related payments and no future costs or payments are expected at this time.

During fiscal 2011, we recorded severance and office closure charges of $0.8 million. Of these charges, $0.4 million related to severance and severance-related charges for changes in our senior executive officers and $0.4 million related to the relocation of our corporate headquarters.

During fiscal 2010, we recorded a net reversal of restructuring costs and other severance-related costs of $0.3 million. The net reversal is comprised of a $0.4 million charge relating to severance and severance-related expenses and a reversal of $0.7 million primarily relating to the modification of lease agreements for office space previously vacated.

5. Deferred Compensation

The Restated Special Executive Retirement Plan (the "Deferred Plan") is an unfunded deferred compensation plan for past and present AIC executives. The Deferred Plan calls for us to credit periodically all existing account balances at a rate equivalent to the 10-year treasury rate plus one to three percent as determined each year by our Board of Directors. Previously, the Deferred Plan credited active executives' accounts at an agreed upon percentage of base pay; however, these contributions were discontinued effective January 3, 2010. Active executives, however, can continue to contribute up to fifty percent of their annual base pay and one hundred percent of their incentive bonus, if any. Previous employer accruals and employee contributions are one hundred percent vested at all times. Additionally, the Deferred Plan allows for discretionary employer contributions with separate vesting schedules if approved by our Board of Directors. Participants are allowed to choose between a lump sum distribution or one hundred twenty months of payments and a date of distribution for employee and employer contributions, subject to the "one-year, five-year" rule and other deferred compensation rules issued by the Internal Revenue Service. Key employees are not allowed to take distribution for six months after separation from service. Hardship distributions from the Deferred Plan are not allowed, and deferral elections will be canceled following any participant's hardship distribution

5. Deferred Compensation (Continued)

from his or her 401(k) account. The Deferred Plan provides that upon a change in control, a rabbi trust will be funded, and payments will be made if the Deferred Plan is subsequently terminated within twelve months of a change in control or due to a participant's right to take distribution upon a separation from service.

During fiscal 2011, we required the participants in our post-retirement medical benefit plan to move to a standardized plan or accept a buyout, which resulted in a decline in our future benefit obligation of approximately $0.4 million. The liability balance for our expected future post-retirement medical benefits is recorded in our non-current Deferred compensation balance as reported in our Consolidated Balance Sheets.

As of December 29, 2012 and December 31, 2011, our liability to active and former employees under the Deferred Plan, post-retirement medical benefits and other deferred compensation arrangements was $0.3 million and $0.5 million, respectively. Deferred compensation expense for fiscal 2012, 2011 and 2010 was $2,000, $19,000, and $42,000, respectively.

6. Income Taxes

The provision for income tax expense was as follows:

	Fiscal Year Ended		
(In thousands)	**2012**	**2011**	**2010**
Currently payable:			
Federal	$ —	$ —	$ —
State	68	42	4
	68	42	4
Deferred:			
Federal	651	1,369	(44)
State	96	201	(7)
	747	1,570	(51)
Valuation allowance for deferred tax assets	(747)	(1,570)	51
Deferred provision	—	—	—
Total	$ 68	$ 42	$ 4

6. Income Taxes (Continued)

Net deferred tax assets (liabilities) are comprised of the following:

(In thousands)	December 29, 2012	December 31, 2011
Federal net operating loss carry forward	$ 22,671	$ 22,675
State net operating loss carry forwards	2,206	2,696
Depreciation	1,230	1,243
Goodwill and other intangible assets	165	265
Deferred compensation	106	174
Other	(334)	(262)
Valuation allowance	(26,044)	(26,791)
Net deferred tax assets	$ —	$ —
Current	$ —	$ —
Non-current	—	—
	$ —	$ —

We record a valuation allowance to reduce our deferred tax assets to an amount we believe will more likely than not be realized. The Financial Accounting Standards Board guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence that can be objectively verified. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, historical and projected future taxable income, tax planning strategies and recent financial operations. Our three-year historical cumulative loss has been a significant negative factor in recent fiscal years in determining that a valuation allowance on these assets continued to be appropriate.

As of December 29, 2012, the Company was no longer in a three-year cumulative loss position. However, the realization of tax benefits of deductible temporary differences and operating loss or tax credit carry-forwards will depend on whether we have sufficient taxable income of an appropriate character within the carry-back and carry-forward periods permitted by the tax law to allow for utilization of the deductible amounts and carry-forwards. Significant management judgment is required in determining if a valuation allowance should continue to be recorded against deferred tax assets. We evaluated our ability to recover the deferred tax assets and weighed all available positive and negative evidence based on its objectivity and subjectivity. Such evidence included the lack of long-term, sustained positive operating results and trends, our ability to carry back losses against prior taxable income and uncertainty around projections of future taxable income. In estimating future taxable income, we developed assumptions including the amount of future federal and state pre-tax operating income and the reversal of temporary differences. These plans and projections require us to make estimates about a number of factors, including future revenues, prices, inflation, and expenses. Giving consideration to all relevant facts and circumstances, we concluded that the weight of the positive evidence was not sufficient to overcome the negative evidence and have concluded it is appropriate to maintain a full valuation allowance of $26.0 million against our deferred tax assets.

As of December 29, 2012, we had a tax benefit from the federal and state net operating loss carry-forwards of approximately $22.7 million and $2.2 million, respectively. The federal net operating loss carry forward benefits of $3.3 million, $1.1 million, $1.7 million, $3.6 million, $11.1 million, $1.6 million,

6. Income Taxes (Continued)

$0.1 million and $0.2 million expire in 2025, 2026, 2027, 2028, 2029, 2030, 2031, and 2032, respectively. The state net operating loss carry-forward benefits expire as follows: $0.7 million in 2013 through 2020 and $1.5 million in 2021 and beyond.

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax (loss) income as a result of the following differences:

(In thousands)	Fiscal Year Ended		
	2012	2011	2010
Income tax (benefit) at statutory federal rate	$ 135	$ 1,120	$(157)
State and local taxes, net of federal (benefit)	36	189	(20)
Valuation allowance for deferred tax assets	(747)	(1,570)	51
Meals and entertainment	80	50	53
Goodwill	(22)	(22)	(22)
Expired state net operating loss deductions	434	217	187
State income tax expense	68	42	4
Other	84	16	(92)
Total tax provision	$ 68	$ 42	$ 4

The provisions of ASC 740 clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 29, 2012, we determined our positions will more likely than not be sustained if challenged.

We recognize interest and penalties related to uncertain tax positions within interest expense. During fiscal years 2012, 2011 and 2010, we have not recognized expense for interest and penalties and do not have any amounts accrued as of December 29, 2012 and December 31, 2011, respectively, for the payment of interest and penalties.

We file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal and Ontario province. As of December 29, 2012, there was one state tax audit in progress. The financial assessment is not yet final; however, we estimate the financial impact to be approximately $10,000, and it is provided for in our uncertain tax positions as of December 29, 2012. Aside from the aforementioned, there are no other federal, state or foreign income tax audits in progress. We are no longer subject to US federal audits for tax years before 2009, and with few exceptions, the same for state and local audits.

7. Equity

Equity Compensation Plans

Currently, we have equity based options outstanding from five plans and have the ability to issue equity-based options from three of these plans. Under the 2000 Stock Option Plan, we may grant non-qualified options to our employees for up to 34,000 shares of common stock. Under the 2004 Equity Incentive Plan, we may grant incentive options, non-qualified options or restricted stock awards

7. Equity (Continued)

to our employees and non-qualified options or restricted stock awards to our Board of Directors for up to 56,000 shares of common stock. Under the 2009 Equity Incentive Plan, we may grant incentive options to our employees and may award non-qualified options, restricted stock and other stock awards, restricted stock units, stock appreciation rights, performance share awards and other stock awards to our Board of Directors and non-employee consultants for up to 283,000 shares of common stock. We also have options outstanding under the 1996 Stock Option Plan for Non-Employee Directors and the 1999 Stock Option Plan.

The maximum term for options is 10 years; the exercise price of each option is equal to the closing market price of our stock on the date of grant; and the options and awards become exercisable or vest in one of two vesting schedules that comprise nearly all of the current outstanding options. The first vesting schedule is in annual increments of 25% beginning one year after the grant date and the second schedule is to vest 25% of the option awards immediately and 25% each year thereafter, beginning one year after the date of grant. Upon the exercise of stock options or the vesting of awards, new shares are issued from the authorized, unissued common stock.

The following table summarizes the stock option activity for the fiscal year ended December 29, 2012:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding on December 31, 2011	314,700	$5.11	7.75	$436,774
Granted	88,800	5.16		
Exercised	(13,250)	3.60		
Forfeited/Cancelled	(54,600)	4.31		
Outstanding on December 29, 2012	335,650	$5.31	7.26	$ 34,124
Vested or expected to vest at December 29, 2012	311,220	$5.36	7.13	$ 32,958
Exercisable on December 29, 2012	207,599	$5.80	6.42	$ 24,169

The total fair value of the options that vested during 2012 was $0.2 million. The total intrinsic value of options exercised (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was approximately $30,000 for fiscal 2012, $23,000 for fiscal 2011, and $0 for fiscal 2010.

7. Equity (Continued)

The fair value of each stock option was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted average grant date fair value of stock options granted during fiscal years 2012, 2011 and 2010 was $3.17, $2.66, and $1.73, respectively.

	Fiscal Year Ended		
Black-Scholes Option Valuation Assumptions(1)	**December 29, 2012**	**December 31, 2011**	**January 1, 2011**
Risk-free interest rate(2)	0.2 - 2.0%	0.1 - 2.0%	0.3 - 3.4%
Expected dividend yield	—	—	—
Expected stock price volatility(3)	50.7 - 89.4	65.4 - 96.6	76.4 - 104.9
Expected life of stock options (in years)(4)	4.1	4.1	4.1

(1) Forfeitures are estimated and based on historical experience.

(2) Based on the U.S. Treasury zero-coupon bond with a term consistent with the expected life of the options.

(3) Expected stock price volatility is based on historical experience.

(4) Expected life of stock options is based upon historical experience.

Approximately 13,000 options were exercised during fiscal years 2012 and 2011. No options were exercised during fiscal 2010. The actual income tax benefit realized from stock option exercises was $0 in fiscal years 2012, 2011 and 2010.

Total stock option expense included in our Consolidated Statements of Operations for the fiscal year 2012, 2011 and 2010 was $0.2 million, $0.2 million, and $0, respectively. The tax benefit recorded for the same periods was $11,000, $12,000, and $0, respectively. This tax benefit is offset against our valuation allowance for our deferred tax assets.

As of December 29, 2012, there was $0.1 million of unrecognized compensation expense related to unvested option grants that were expected to vest over a weighted average period of one year.

Stock Awards

In fiscal 2012, we granted 80,000 stock awards to our employees, of which 25% vested immediately and 25% each year thereafter, beginning one year after the date of grant. The fair value of each stock award is equal to the closing price of our stock as measured on the grant date.

In addition, annually on or about the first business day of the fiscal year, each of the non-chair independent members of the Board of Directors is awarded 200 shares of fully vested common stock, and our independent board chair is awarded 400 shares of fully vested common stock.

7. Equity (Continued)

The following table summarizes the stock award activity for fiscal 2012:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2011	88,126	$ 4.24
Granted	81,200	5.10
Vested	(44,322)	(4.79)
Forfeited	(26,251)	(3.96)
Non-vested at December 29, 2012	98,753	$ 4.78

Total stock award expense included in our Consolidated Statements of Operations for the fiscal years 2012, 2011 and 2010 was $0.3 million, $0.3 million, and $0, respectively. The tax benefit recorded for the same periods was $30,000, $54,000, and $0, respectively. This tax benefit is offset against our valuation allowance for our deferred tax assets.

The total fair value of stock awards that vested during fiscal years 2012, 2011, and 2010 was approximately $197,000, $143,000, and $4,000, respectively.

As of December 29, 2012, there was $0.2 million of unrecognized compensation expense related to unvested stock awards that were expected to vest over a weighted average period of one year.

Reverse Stock Split

On February 26, 2010, we amended our Articles of Incorporation to effect a one-for-five reverse stock split (the "Reverse Stock Split") of our common stock, par value $0.10 per share (the "Common Stock"). As a result of the Reverse Stock Split, every five shares of our Common Stock were automatically converted into one share of our Common Stock immediately prior to the opening of trading on March 1, 2010. All fractional shares were rounded down and any shareholder that would be entitled to receive a fractional share would be paid the fair market value of the fractional share in cash.

To reflect the effect of the Reverse Stock Split, we have retroactively adjusted all share and per share data included in Common Stock and Additional Capital amounts in our Consolidated Balance Sheets as of January 2, 2010 and the weighted-average shares outstanding in our Consolidated Statements of Operations and related disclosures for the periods presented.

The Reverse Stock Split also resulted in proportionate adjustments under our then-existing Amended and Restated Rights Agreement having an effective date of February 27, 2008 (the "Amended Rights Plan") in (a) the number of shares issuable under the Amended Rights Plan and (b) the Purchase Price.

Amended Rights Plan

Under our common stock shareholder rights plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The rights, which were extended by the Board of Directors on February 26, 2008 to expire on February 27, 2018, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from us one share of common stock at a price

7. Equity (Continued)

of $30.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15% or more of our common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15% or more of the common stock.

If we are acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company equal to $30.00 divided by one-half the then-current market price of the acquirer's stock for each right owned by a holder. If any person or group acquires beneficial ownership of 15% or more of our shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation equal to $30.00 divided by one-half the then-current market price of Analysts International Corporation's common stock or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

At any time prior to an acquisition by a person or group of beneficial ownership of 15% or more of our shares, the Board of Directors may redeem the rights at $.001 per right.

8. Commitments

As of December 29, 2012, aggregate net minimum lease commitments under non-cancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)	Lease Commitments
Fiscal year ending	
2013	$1,388
2014	1,078
2015	969
2016	831
Later	3,873
Less: sublease contracts	307
Total minimum obligation	$7,832

Rent expense, primarily for office facilities, for fiscal 2012, 2011 and 2010 was $1.0 million, $1.2 million, and $1.4 million, respectively.

We have compensation arrangements with our corporate officers and certain other key employees which provide for certain payments in the event of a change of control of the Company.

We also sponsor a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 50% of their pre-tax earnings, subject to Internal Revenue Service maximum annual contribution amounts. Beginning in September 2009, we ceased making matching contributions to employees' pre-tax contributions. Prior to this change, after one year of employment, we made matching contributions for non-highly compensated participants in the form of Company stock of 18% of a participant's first 15% of pre-tax contributions. Matching contributions vest at the rate of 20% per year and are fully vested after five years of service.

9. Subsequent Event

On February 20, 2013, we entered into the Fourth Amendment to the Amended Credit Facility ("Fourth Amendment") with Wells Fargo. The Fourth Amendment adjusted certain collateral borrowing base calculations associated with our eligible unbilled accounts receivable and is expected to increase our borrowing availability in periods in which our fiscal period ends prior to the calendar month end, which affects our unbilled accounts receivable levels for clients on a calendar month billing cycle. In addition, the Fourth Amendment extended the term of the Amended Credit Facility from September 30, 2014 to September 30, 2016. Finally, the Fourth Amendment adjusted our minimum trailing twelve months earnings before taxes financial covenant to a loss of $0.1 million for the period ending March 30, 2013, a loss of $0.3 million for the period ending June 29, 2013 and earnings of $0.25 million for periods thereafter through the expiration of the credit agreement ending on September 30, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and subsidiaries (the "Company") as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years ended December 29, 2012, December 31, 2011, and January 1, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Analysts International Corporation and subsidiaries as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years ended December 29, 2012, December 31, 2011, and January 1, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 21, 2013

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

There have been no disagreements with or changes in the Company's independent auditors within the past two fiscal years.

Item 9A(T). Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed timely, is accumulated and communicated to management in a timely fashion. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") ("Disclosure Controls") was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, Brittany B. McKinney and Chief Financial Officer, Lynn L. Blake. Based upon that evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that these Disclosure Controls are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Such internal control includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 29, 2012. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 29, 2012, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm Securities and Exchange Commission rules that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Controls

Except as noted below, there were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the first quarter of fiscal 2012, we completed the initial implementation of a fully integrated Enterprise Resource Planning ("ERP") solution. The ERP solution replaced our previous financial and human resource information systems. The implementation of the ERP solution is not the result of any identified deficiencies in our internal control over financial reporting. The ERP solution has allowed us to streamline our business processes and attain cost efficient scalability as well as improve management reporting and analysis.

Item 9B. Other Information.

The foregoing description of the Fourth Amendment to our credit facility is intended to be a summary of the amendment and is qualified its entirety by reference to the full text of the Fourth Amendment, which is included with this Form 10-K as Exhibit 10.75.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding executive officers and significant employees as required by Item 10 is set forth below.

Executive Officers and Significant Employees	Age	Title
Brittany B. McKinney	41	President and Chief Executive Officer
Lynn L. Blake	46	Senior Vice President, Chief Financial Officer and Treasurer

On February 22, 2011, our Board of Directors appointed Brittany B. McKinney as our President and Chief Executive Officer and on May 24, 2011, she was elected as a Director of our Company. Ms. McKinney served as our Interim President and Chief Executive Officer since September 2010 and was also responsible for managing our Central Region. Previously, Ms. McKinney was our Vice President of Strategy and Operations since November 2007. Prior to joining AIC in November 2007, Ms. McKinney served as Director of Operations and Integration Program Manager at Fujitsu Consulting. Prior to its acquisition by Fujitsu in 2005, Ms. McKinney served as a director-level employee at BORN Information Services, Inc. where she contributed to corporate strategy and planning initiatives.

On June 8, 2012, the Company and Lynn L. Blake entered into an Employment Agreement with an effective date of July 2, 2012, which provided that Ms. Blake will be employed as Senior Vice President, Chief Financial Officer and Treasurer of the Company. For the past five years, Ms. Blake had served as the Vice President of Finance and Chief Accounting Officer at Entegris, Inc., a publicly traded global provider of products and materials used in advanced high-technology manufacturing.

Corporate Governance

Our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions (the "Principal Officers"), are subject to our Code of Ethics for Senior Financial Executives. Our Code of Ethics for Senior Financial Executives is posted on our website at *www.analysts.com* in the Investor Relations section, and is available in print free of charge to any stockholder who requests them.

We will disclose any amendments to, or waivers of, our Code of Ethics for Senior Financial Executives on our website. We will satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website at the address and location specified above.

Other information called for in Part III, including information regarding directors, executive officers and corporate governance of the registrant (Item 10), executive compensation (Item 11), security ownership of certain beneficial owners and management and related stockholder matters (Item 12), certain relationships and related transactions, and director independence (Item 13) and principal accountant fees and services (Item 14), is hereby incorporated by reference from our definitive proxy statement or amendments thereto to be filed pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

Items in Form 10-K	Caption in Definitive Proxy Statement
10	Election of Directors
10	Corporate Governance
11	Executive Compensation
12	Security Ownership of Certain Beneficial Owners and Management
13	Certain Relationships and Related Transactions
13	Director Independence
14	Independent Registered Public Accounting Firm's Fees

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a).(1) ***Consolidated Financial Statements***

The consolidated financial statements of Analysts International Corporation and its subsidiaries and the related independent registered public accounting firm's reports are included in the following pages of its annual report to shareholders for the fiscal year ended December 29, 2012.

(a).(2) ***Consolidated Financial Statement Schedule***

Other consolidated financial statement schedules are omitted because they are not required or the information is presented in the consolidated financial statements or notes thereto.

(b) ***Exhibits***

Exhibit No.	Description
^2.1	Asset Purchase Agreement, dated August 4, 2009, by and between Netarx LLC and the Company (with Ex. K, Form of Promissory Note) (Exhibit 2.1 to Current Report on Form 8-K, filed August 5, 2009, Commission File No. 1-33981, incorporated by reference).
^3.1	Articles of Incorporation, as amended (Exhibit 3-a to Annual Report on Form 10-K for fiscal year 1988, Commission File No. 0-4090, incorporated by reference).
^3.2	Restated Bylaws (Exhibit 3-b to Annual Report on Form 10-K for fiscal year 2000, Commission File No. 0-4090, incorporated by reference).
^3.3	Amendment to Articles of Incorporation to increase authorized shares to 40 million (Exhibit A to Definitive Proxy Statement dated September 5, 1996, Commission File No. 0-4090, incorporated by reference).
^3.4	Amendment to Articles of Incorporation to increase authorized shares to 60 million (Exhibit 3-d to Annual Report on Form 10-K for fiscal year 1998, Commission File No. 0-4090, incorporated by reference).
^3.5	Amendment to Articles of Incorporation to increase authorized shares to 120 million (Exhibit A to Definitive Proxy Statement dated September 8, 1998, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
^3.6	Amendment to Articles of Incorporation to reduce authorized shares to 24 million (Exhibit 3.6 to Quarterly Report on Form 10-Q dated May 5, 2010, Commission File No. 0-4090, incorporated by reference).
^3.7	Amendment No. 1 to Restated Bylaws of Analysts International Corporation (Exhibit 3.1 to the Registrant's Form 8-K filed May 25, 2010, Commission File No. 0-4090, incorporated by reference).
^3.8	Articles of Incorporation, as amended (Exhibit 3.1 to the Registrant's Form 8-K filed December 17, 2010, Commission File No. 1-33981, incorporated by reference).
^3.9	Amendment to Bylaws of Analysts International Corporation (Exhibit 3.2 to the Registrant's Form 8-K filed December 17, 2010, Commission File No. 1-33981, incorporated by reference).
^4.1	Specimen Common Stock Certificate (Exhibit 4.2 to Quarterly Report on Form 10-Q for period ended October 3, 2009, Commission File No. 1-33981, incorporated by reference).
^4.2	Amended and Restated Rights Agreement dated as of February 27, 2008 between the Company and Wells Fargo Bank N.A. and Form of Right Certificate (Exhibit 4.1 to the Registrant's Form 8-A12B dated February 27, 2008, Commission File No. 1-33981, incorporated by reference).
^4.3	Amendment No. 1 to Amended and Restated Rights Agreement dated as of May 25, 2010 by and between Analysts International Corporation and Wells Fargo Bank, N.A. (Exhibit 4.1 to the Registrant's Form 8-K filed May 25, 2010, Commission File No. 0-4090, incorporated by reference).
*^10.1	1994 Stock Option Plan (Exhibit A to Definitive Proxy Statement dated September 6, 1994 for registrant's 1994 Annual Meeting of Shareholders, Commission File No. 0-4090, incorporated by reference).
*^10.2	1996 Stock Option Plan for Non-employee Directors (Exhibit B to Definitive Proxy Statement dated September 5, 1996, Commission File No. 0-4090, incorporated by reference).
*^10.3	1999 Stock Option Plan (Exhibit A to Definitive Proxy Statement dated September 13, 1999, Commission File No. 0-4090, incorporated by reference).
*^10.4	2000 Non-Qualified Stock Option Plan (Exhibit 6(d) to Quarterly Report on Form 10-Q for period ended March 31, 2001, Commission File No. 0-4090, incorporated by reference).
^10.5	Credit Agreement dated April 11, 2002 between the Company and General Electric Capital Corporation (Exhibit 2.1 to Current Report on Form 8-K dated April 26, 2002, Commission File No. 0-4090, incorporated by reference).
^10.6	Lease Agreement by and between the Company and Centennial Lakes III, LLC dated May 15, 2002 (Exhibit 2.4 to Current Report on Form 8-K, filed May 28, 2002, Commission File No. 0-4090, incorporated by reference).
^10.7	First Amendment to Credit Agreement dated as of July 24, 2002 (Exhibit 10-l to Annual Report on Form 10-K for fiscal year 2002, Commission File No. 0-4090, incorporated by reference).
^10.8	Waiver and Second Amendment to Credit Agreement dated as of April 7, 2003 (Exhibit 10-m to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
^10.9	Third Amendment to Credit Agreement dated as of April 28, 2003 (Exhibit 10-n to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).
^10.10	Consent and Fourth Amendment to Credit Agreement dated as of December 31, 2003 (Exhibit 10-o to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).
*^10.11	Fifth Amendment to Credit Agreement dated as of August 5, 2004 (Exhibit 10-r to Quarterly Report on Form 10-Q for period ended October 2, 2004, Commission File No. 0-4090, incorporated by reference).
^10.12	Consent and Sixth Amendment to Credit Agreement dated as of January 6, 2005 (Exhibit 10-t to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.13	Standard Nonqualified Stock Option Agreement for Board Members under 2004 Equity Incentive Plan (Exhibit 10-u to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.14	Standard Restricted Stock Agreement for Board Members under 2004 Equity Incentive Plan (Exhibit 10-v to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.15	Standard Nonqualified Stock Option Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-w to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.16	Standard Restricted Stock Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-x to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.17	Standard Incentive Stock Option Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-y to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
^10.18	Eighth Amendment to Credit Agreement dated January 20, 2006 (Exhibit 99.2 to Current Report on Form 8-K, filed January 26, 2006, Commission File No. 0-4090, incorporated by reference).
^10.19	Amendment to Lease Agreement by and between the Company and Centennial Lakes III, LLC dated March 24, 2006 (Exhibit 10.1 to Current Report on Form 8-K, filed March 28, 2006, Commission File No. 0-4090, incorporated by reference).
*^10.20	Restated Special Executive Retirement Plan, dated December 27, 2006 (Exhibit 10-jj to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
^10.21	Waiver, Consent and Ninth Amendment to Credit Agreement, dated February 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed February 7, 2007, Commission File No. 0-4090, incorporated by reference).
^10.22	Trust Agreement between the Company and Wachovia Bank, dated February 15, 2007, under the Restated Special Executive Retirement Plan (Exhibit 10.1 to Current Report on Form 8-K, filed February 15, 2007, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
* ^ 10.23	2004 Equity Incentive Plan, as amended through May 25, 2006 (Exhibit 10.1 to Quarterly Report on Form 10-Q for period ended July 1, 2006, Commission File No. 0-4090, incorporated by reference).
* ^ 10.24	Form of incentive stock option agreement for long term incentive option grants for fiscal year 2007 (Exhibit 10-kk to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
* ^ 10.25	Form of restricted stock award agreement for long-term incentive restricted stock awards in January 2007 for fiscal year 2007 (Exhibit 10-ll to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
^ 10.26	Waiver and Tenth Amendment to Credit Agreement, dated May 1, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed May 7, 2007, Commission File No. 0-4090, incorporated by reference).
^ 10.27	Waiver and Eleventh Amendment to Credit Agreement, dated July 26, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed August 1, 2007, Commission File No. 0-4090, incorporated by reference).
* ^ 10.28	Elmer Baldwin Incentive Stock Option Agreement (2004 Equity Incentive Plan), effective November 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).
* ^ 10.29	Elmer Baldwin Nonqualified Stock Option Agreement (2004 Equity Incentive Plan), effective November 1, 2007 (Exhibit 10.3 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).
* ^ 10.30	Elmer Baldwin Nonqualified Stock Option Agreement (2000 Nonqualified Stock Option Plan), effective November 1, 2007 (Exhibit 10.3 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).
* ^ 10.31	Summary of Terms and Conditions of Severance Policy for executive officers and other senior management personnel (contained in Current Report on Form 8-K, filed October 25, 2007, Commission File No. 0-4090, incorporated by reference).
* ^ 10.32	Severance Agreement and Release of Claims between the Company and Colleen M. Davenport dated January 4, 2008 (Exhibit 10.4 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.33	Severance Agreement and Release of Claims between the Company and David J. Steichen dated January 22, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.34	Amendment No. 1 to Restated Special Executive Retirement Plan as of September 1, 2007 (Exhibit 10-mm to Annual Report on Form 10-K, filed March 5, 2008, incorporated by reference).
* ^ 10.35	Non-Compete and Confidentiality Agreement between the Company and Robert E. Woods dated January 3, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.36	Form of Change of Control Agreement between the Company and management personnel M. Gange, L. Gilmore and A. Wise (Exhibit 10.5 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
* ^ 10.37	Incentive Stock Option Agreement (2004 Equity Incentive Plan) dated January 16, 2008 between the Company and Robert E. Woods (Exhibit 10.1 to Current Report on Form 8-K, filed January 17, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.38	Letter Agreement between the Company and Walter Michels dated February 12, 2008 (Exhibit 99.2 to Current Report on Form 8-K, filed April 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.39	Employment Agreement between the Company and Michael W. Souders, executed on June 27, 2008, effective July 1, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.40	Change in Control Agreement between the Company and Michael W. Souders, executed on June 27, 2008, effective July 1, 2008 (Exhibit A to the Souders Employment Agreement) (Exhibit 10.2 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.41	Annual Management Incentive Plan (AMIP) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit B to the Souders Employment Agreement) (Exhibit 10.3 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.42	Incentive Stock Option Agreement (2004 Equity Incentive Plan) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit C-1 to the Souders Employment Agreement) (Exhibit 10.4 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.43	Incentive Stock Option Agreement (1999 Stock Option Plan) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit C-2 to the Souders Employment Agreement) (Exhibit 10.5 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.44	Employee Agreement between the Company and Brittany McKinney, executed on June 27, 2008, effective June 23, 2008 (without Exhibits) (Exhibit 10.6 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.45	Amendment No. 2 to Restated Special Executive Compensation Plan (Exhibit 10.7 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.46	Exhibit A to Amendment No. 2 to Restated Special Executive Compensation Plan (Exhibit 10.8 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.47	Employment Agreement between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.48	Change in Control Agreement between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.49	Annual Management Incentive Plan (AMIP) between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.3 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).

Exhibit No.	Description
* ^ 10.50	Amended and Restated Employment Agreement between the Company and Elmer Baldwin, executed on August 19, 2008, effective November 1, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.51	Change in Control Agreement between the Company and Elmer Baldwin, executed on August 19, 2008, effective November 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.52	Amended and Restated Employment Agreement between the Company and Robert E. Woods, executed on August 19, 2008, effective January 1, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.53	Change in Control Agreement between the Company and Robert E. Woods, executed on August 19, 2008, effective January 1, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
^ 10.54	Consent and Twelfth Amendment to Credit Agreement, date August 4, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed August 5, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.55	Employment Agreement between the Company and James D. Anderson, executed and effective on September 1, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed September 3, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.56	Change in Control Agreement between the Company and James D. Anderson, executed and effective on September 1, 2009 (Exhibit 10.2 to Current Report on Form 8-K, filed September 3, 2009, Commission File No. 1-33981, incorporated by reference).
** ^ 10.57	Credit and Security Agreement with Wells Fargo Bank, National Association acting through its Wells Fargo Business Credit operating division, dated September 30, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed October 5, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.58	Employment Agreement together with Exhibit A, dated December 17, 2009, between the Company and Andrew K. Borgstrom (Exhibit 10.1 to Current Report on Form 8-K, filed December 18, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.59	Separation Agreement and Release of Claims, dated December 23, 2009, between the Company and Elmer Baldwin (Exhibit 10.1 to Current Report on Form 8-K, filed December 23, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.60	Agreement for Legal Services between the Company and Robert E. Woods Professional Association dated March 5, 2010. (Exhibit 10.60 to Quarterly Report on Form 10-Q, filed May 5, 2010, Commission File No. 1-33981, incorporated by reference).
* ^ 10.61	Separation Agreement and Release of Claims dated July 28, 2010, between the Company and James D. Anderson. (Exhibit 10.61 to Quarterly Report on Form 10-Q, filed November 4, 2010, Commission File No. 1-33981, incorporated by reference.
* ^ 10.62	Separation Agreement and Release of Claims dated September 29, 2010, between the Company and Andrew K. Borgstrom (Exhibit 10.1 to the Registrant's Form 8-K filed September 30, 2010, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
*^10.63	Transitional Services Agreement dated September 29, 2010, between the Company and Andrew K. Borgstrom (Exhibit 10.2 to the Registrant's Form 8-K filed September 30, 2010, Commission File No. 0-4090, incorporated by reference).
*^10.64	Letter Agreement dated September 29, 2010, between the Company and Brittany B. McKinney (Exhibit 10.3 to the Registrant's Form 8-K filed September 30, 2010, Commission File No. 0-4090, incorporated by reference).
^10.65	First Amendment to Credit & Security Agreement with Wells Fargo Bank, National Association, dated February 23, 2011 (Exhibit 10.1 to Current Report on Form 8-K, filed February 24, 2010, Commission File No. 1-33981, incorporated by reference).
*^10.66	Employment Agreement together with Exhibits A and B, between the Company and Brittany B. McKinney, dated as of March 1, 2011 (Exhibit 10.1 to the Registrant's Form 8-K filed February 24, 2010, Commission File No. 1-33981, incorporated by reference).
^10.65	First Amendment to Credit & Security Agreement with Wells Fargo Bank, National Association, dated February 23, 2011 (Exhibit 10.1 to Current Report on Form 8-K, filed February 24, 2010, Commission File No. 1-33981, incorporated by reference).
*^10.66	Employment Agreement together with Exhibits A and B, between the Company and Brittany B. McKinney, dated as of March 1, 2011 (Exhibit 10.1 to the Registrant's Form 8-K filed February 24, 2010, Commission File No. 1-33981, incorporated by reference).
*^10.67	Change in Control Severance Pay Plan, adopted February 22, 2011, dated March 1, 2011 (Exhibit 10.1 to Current Report on Form 8-K, filed February 28, 2011, Commission File No. 1-33981, incorporated by reference).
*^10.68	Separation Agreement and Release of Claims dated May 4, 2011, between the Company and Randy W. Strobel (Exhibit 10.1 to the Registrant's Form 8-K filed May 5, 2011, Commission File No. 1-33987, incorporated by reference)
*^10.69	Separation Agreement and Release of Claims dated as of May 24, 2011, between Analysts International Corporation and Christopher T. Cain (Exhibit 10.1 to the Registrant's Form 8-K filed May 27, 2011, Commission File No. 1-33987, incorporated by reference)
*^10.70	Employment Agreement between Analysts International Corporation and William R. Wolff, fully executed on August 3, 2011, with an effective date of August 8, 2011(Exhibit 10.1 to the Registrant's Form 8-K filed August 3, 2011, Commission File No. 1-33981, incorporated by reference)
^10.71	Second Amendment to Credit & Security Agreement dated as of September 21, 2011 by and between Analysts International Corporation and Wells Fargo Bank, N.A. (previously filed as Exhibit 4.4 to Quarterly Report on Form 10-Q for period ended October 1, 2011, Commission File No. 1-33981, incorporated by reference).
^10.72	Third Amendment to Credit and Security Agreement dated as of February 22, 2012 by and between Analysts International Corporation and Wells Fargo Bank, N.A. (Exhibit 10.72 to Annual Report on Form 10-K for the period ended December 31, 2011, Commission File No. 1-33981).

Exhibit No.	Description
*^10.73	Employment Agreement between Analysts International Corporation and Lynn L. Blake, fully executed on June 8, 2012, with an effective date of July 2, 2012 (Exhibit 10.1 to the Registrant's Form 8-K filed June 12, 2012, Commission File No. 1-33981, incorporated by reference).
*^10.74	Separation Agreement and Release of Claims dated as of June 12, 2012, between Analysts International Corporation and William R. Wolff (Exhibit 10.74 to Quarterly Report on Form 10-Q for the period ended June 30, 2012, Commission File No. 1-33981).
+10.75	Fourth Amendment to Credit and Security Agreement dated as of February 20, 2013 by and between Analysts International Corporation and Wells Fargo Bank, N.A. (Exhibit 10.75 to Annual Report on Form 10-K for the period ended December 29, 2012, Commission File No. 1-33981).
+21	Subsidiaries of Registrant
+23	Consent of Independent Registered Public Accounting Firm.
+24.1	Power of Attorney.
+31.1	Certification of CEO under section 302 of the Sarbanes-Oxley Act of 2002.
+31.2	Certification of CFO under section 302 of the Sarbanes-Oxley Act of 2002.
++32	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
++101.1	Interactive data files pursuant to Rule 405 of Regulation S-T, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 29, 2012 and December 31, 2011, (ii) the Consolidated Statements of Operations for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, (iii) Consolidated Statements of Equity for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, (iv) the Consolidated Statements of Cash Flows for the years ended December 29, 2012, December 31, 2011, and January 1, 2011 and (v) the notes to the Consolidated Financial Statements.

* Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 14(b) of Form 10-K.

** Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment. The entire exhibit has been separately filed with the Securities and Exchange Commission.

^ Denotes an exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.

\+ Filed herewith.

++ Furnished herewith.

Schedule II

Analysts International Corporation
Valuation and Qualifying Accounts

(In thousands)	Allowance for doubtful accounts			
	Beginning balance	Charged to costs and expenses	Write-offs, net of (recoveries)	Ending balance
Twelve months ended December 29, 2012	$644	$ 254	$227	$671
Twelve months ended December 31, 2011	$713	$ 49	$118	$644
Twelve months ended January 1, 2011	$958	$(251)	$ (6)	$713

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION

By: /s/ BRITTANY B. MCKINNEY

Brittany B. McKinney,
President and Chief Executive Officer

Date: February 21, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRITTANY B. MCKINNEY Brittany B. McKinney	President and Chief Executive Officer (Principal Executive Officer)	February 21, 2013
/s/ LYNN L. BLAKE Lynn L. Blake	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 21, 2013
/s/ BRIGID A. BONNER Brigid A. Bonner	Director	February 21, 2013
/s/ KRZYSZTOF K. BURHARDT Krzysztof K. Burhardt	Director	February 21, 2013
/s/ JOSEPH T. DUNSMORE Joseph T. Dunsmore	Director	February 21, 2013
/s/ GALEN G. JOHNSON Galen G. Johnson	Director	February 21, 2013
/s/ DOUGLAS C. NEVE Douglas C. Neve	Director	February 21, 2013
/s/ ROBERT E. WOODS Robert E. Woods	Director	February 21, 2013

EXHIBIT INDEX

Exhibit 10.75	Fourth Amendment to the Credit and Security Agreement
Exhibit 21	Subsidiaries of Registrant
Exhibit 23	Consent of Independent Registered Public Accounting Firm
Exhibit 24.1	Power of Attorney
Exhibit 31.1	Certification of CEO pursuant to Section302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002